Exhibit 10.2

STOCK PURCHASE AGREEMENT

BY AND AMONG

ZAYO GROUP, LLC,

LATISYS-CHICAGO HOLDINGS CORP.,

LATISYS HOLDINGS CORP.,

LATISYS-ASHBURN HOLDINGS CORP.

AND

LATISYS HOLDINGS, LLC

Dated as of January 13, 2015

i

Article VII		COVENANTS	23
	7.1	Contact with Customers and Suppliers	23
	7.2	Conduct of the Business Pending the Closing	23
	7.3	Regulatory Approvals	24
	7.4	Further Assurances	25
	7.5	Confidentiality	25
	7.6	D&O Protections	25
	7.7	Public Announcements	26
	7.8	Access and Information	26
	7.9	Tax Matters	26
	7.10	Acquisition Proposals	29
	7.11	No Other Representations or Warranties	29
	7.12	Financing	29
Article VIII		CONDITIONS TO CLOSING	31
	8.1	Conditions Precedent to Obligations of Purchaser	31
	8.2	Conditions Precedent to Obligations of Seller	32
Article IX		TERMINATION	33
	9.1	Termination of Agreement	33
	9.2	Procedure Upon Termination	33
	9.3	Effect of Termination	33
Article X		INDEMNIFICATION	33
	10.1	Indemnification of Purchaser	33
	10.2	Indemnification of Seller	35
	10.3	Notice of Claim	35
	10.4	Defense of Third-Party Claims	35
	10.5	Contents of Notice of Claim	35
	10.6	Survival of Covenants, Representations and Warranties	36
	10.7	Exclusive Remedy; Source of Recovery; Mitigation	36
	10.8	Tax Treatment of Indemnification Payments	37
Article XI		MISCELLANEOUS	37
	11.1	Payment of Sales, Use or Similar Taxes	37
	11.2	Expenses	37
	11.3	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	37
	11.4	Entire Agreement; Amendments and Waivers	38
	11.5	Governing Law	38
	11.6	Notices	38
	11.7	Severability	38
	11.8	Binding Effect; Assignment	39
	11.9	No Recourse or Personal Liability	39
	11.10	Remedies	39
	11.11	Retention of Counsel	39
	11.12	Protected Communication	39
	11.13	No Waiver of Privilege, Protection from Disclosure or Use	40
	11.14	Counterparts	40
	11.15	Time of Essence	40

ii

Schedules and Exhibits

Schedule 1.1	Permitted Liens
Schedule 2.3(a)	Purchase Price Calculations
Schedule 4.3	Consents
Schedule 4.5(a)	Company Subsidiaries
Schedule 4.6	Financial Statements
Schedule 4.8	Absence of Certain Developments
Schedule 4.9	Taxes
Schedule 4.11	Intellectual Property
Schedule 4.12	Material Contracts
Schedule 4.13(a)	Business Employee Benefit Plans
Schedule 4.14(c)	Business Employees
Schedule 4.15	Litigation
Schedule 4.17	Environmental Matters
Schedule 4.18(a)	Owned Real Property
Schedule 4.18(b)	Leased Real Property
Schedule 4.18(c)	Leased Real Property (Latisys as Lessor)
Schedule 4.19	Company Financial Advisors
Schedule 4.20	Banks; Powers of Attorney
Schedule 4.21	Insurance
Schedule 4.22	Transactions with Affiliates, Stockholders, Officers, Directors and Others
Schedule 6.5	Purchaser Financial Advisors
Schedule 7.2(a)	Conduct of the Business Pending the Closing
Schedule 7.2(b)	Conduct of the Business Pending the Closing

Exhibit A	Escrow Agreement
Exhibit B	Debt Commitment Letter
Exhibit C	Form or Estoppel Letter
Exhibit D	Required Information

iii

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of January 13, 2015 (the “Agreement”), by and among Zayo Group, LLC, a limited liability company existing under the laws of Delaware (“Purchaser”), Latisys Holdings Corp., a Delaware corporation (“Irvine/Denver Holdings”), Latisys-Chicago Holdings Corp., a Delaware corporation (“Chicago Holdings”), Latisys-Ashburn Holdings Corp., a Delaware corporation (“Ashburn Holdings”) (each of Irvine/Denver Holdings, Chicago Holdings and Ashburn Holdings, a “Company” and together the “Companies”), and Latisys Holdings, LLC, a Delaware limited liability company (“Seller”).

R E C I T A L S:

Seller owns all of the issued and outstanding shares of capital stock of each of the Companies (such shares, the “Shares”), and desires to sell such Shares to Purchaser (the “Share Sale”), and Purchaser desires to purchase the Shares, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1Certain Definitions.

(a)For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounting Firm” has the meaning set forth in Section 2.3(c).

“Adjusted Purchase Price” has the meaning set forth in Section 2.3(e)(i).

“Adjustment Time” means 12:01 a.m., New York, New York time, on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Antitrust Laws” has the meaning set forth in Section 7.3(a).

“Ashburn Holdings” has the meaning set forth in the introduction to this Agreement.

“Assets” has the meaning set forth in Section 4.10.

“Available Financing” has the meaning set forth in Section 7.12(b).

“Balance Sheet Date” has the meaning set forth in Section 4.6.

“Bank Financing” has the meaning set forth in Section 7.12(b).

“Base Price” has the meaning set forth in Section 2.2(a).

“Basket” has the meaning set forth in Section 10.1(c).

“Books and Records” means all books, files, reports, plans, records, manuals, maps and engineering data and test results held by any Latisys Company.

“Business Day” means any day of the year on which national banking institutions in New York, New York, are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means any individual (x) employed by any Latisys Company as of the date hereof or (y) hired by any Latisys Company between the date hereof and the Closing Date, but excluding any individual who ceases to be employed by any Latisys Company prior to the Closing Date.

“Cap” has the meaning set forth in Section 10.1(c).

“Chicago Holdings” has the meaning set forth in the introduction to this Agreement.

“Claim” has the meaning set forth in Section 10.3.

“Closing” has the meaning set forth in Section 3.1.

“Closing Cash” means, as of the Adjustment Time, all cash and cash equivalent assets (including marketable securities) held by the Latisys Companies.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Closing Working Capital” means, without duplication, the aggregate amount of the combined and consolidated current assets of the Latisys Companies less the combined and consolidated current liabilities of the Latisys Companies, in each case as determined in accordance with Section 2.3(a), as of the Adjustment Time and after giving effect to the transactions contemplated by this Agreement that are to occur at the Closing.  Closing Working Capital shall consist solely of those line items set forth on Schedule 2.3(a) attached hereto.  For purposes of determining Closing Working Capital, (i) current assets shall be deemed to exclude Closing Cash, deferred Tax assets, prepaid income Taxes, and prepaid interest and (ii) current liabilities shall be deemed to exclude deferred revenue, accrued income Taxes, deferred Tax Liabilities, Company Indebtedness (including any current portion thereof) and Company Transaction Expenses (other than any Company Transaction Expense that will remain a liability of one or more of the Latisys Companies after the Closing).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 4.4(a).

“Company” and “Companies” has the meaning set forth in the introduction to this Agreement.

“Company Benefit Plan” has the meaning set forth in Section 4.13(a).

“Company Breaches” has the meaning set forth in Section 10.1(a).

“Company Closing Bonuses” means the aggregate amount of bonuses that will be paid or owed at the Closing, as a result of the consummation of the Share Sale, by any Latisys Company as W-2 wages through a payroll distribution to certain Business Employees in the amounts set forth on a schedule to be delivered by the Companies to Purchaser prior to the Closing Date.

“Company Documents” has the meaning set forth in Section 4.2.

“Company Indebtedness” means, with respect to the Latisys Companies, on a combined and consolidated basis and without duplication, all (A) indebtedness for borrowed money (including all principal, accreted value, interest, prepayment or other premiums, penalties, and breakage fees), (B) obligations evidenced by drawn letters of credit, notes, bonds, debentures, banker’s acceptance or similar instruments or transactions (expressly excluding any undrawn letters of credit and performance bonds) or pursuant to any guaranty or any similar obligation of another Person, (C) obligations (including breakage costs) payable under interest rate protection agreements, (D) obligations for deferred purchase price and conditional sale obligations (other than trade accounts payable in the Ordinary Course of Business), (E) obligations under leases that are required to be capitalized in accordance with GAAP, and (F) obligations to make earnout payments under that certain Material Contract identified on Schedule 4.12(xii).

“Company Subsidiary” means each Subsidiary of any Company.

“Company Transaction Expenses” means the fees and expenses incurred on or before the Closing Date and payable by any Latisys Company to third parties related to, or arising out of, the transactions contemplated by this Agreement, including travel, legal and investment banking fees and expenses and any Company Closing Bonuses, in each case that either (i) will be paid at Closing pursuant to Section 2.2(b) or (ii) will remain a liability of one or more of the Latisys Companies after the Adjustment Time.

“Confidentiality Agreement” has the meaning set forth in Section 7.5.

“Consent” means, with respect to any Person, any approval, authorization, exemption, waiver, permission or consent of any kind of such Person required in order to consummate the Share Sale and other transactions contemplated by this Agreement.

“Consolidated Group” means an “affiliated group” as that term is defined pursuant to Section 1504(a)(1) and (a)(2) of the Code (or any similar provision of state, local or non-U.S. Tax Law) of corporations or entities that file Tax Returns on a consolidated, unified, combined or group basis.

“Consolidated Tax Return” has the meaning set forth in Section 7.9(a)(i).

“Contract” means any contract, lease, commitment or other agreement.

“Copyrights” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Credit Facilities” means, collectively, the Fourth Amended and Restated Credit and Guaranty Agreement, dated as of March 6, 2013, as amended, and related agreements thereto or thereunder (in each case, as supplemented, amended, restated, or otherwise modified (including by waiver or consent) from time to time) by and among the Latisys Companies and Royal Bank of Canada (as a lender and as the administrative agent).

“Damages” has the meaning set forth in Section 10.1(a).

“Debt Commitment Letter” has the meaning set forth in Section 6.6.

“Debt Financing” has the meaning set forth in Section 6.6.

“Disclosure Schedules” has the meaning set forth in the introductory paragraph to Article IV.

“D&O Indemnitees” has the meaning set forth in Section 7.6(a).

“Environmental Law” means any applicable federal, state or local statute, regulation, ordinance, or other legal requirement currently in effect relating to the protection of the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“ERISA” has the meaning set forth in Section 4.13(a).

“Escrow Agent” means Bank New York Mellon Trust Company.

“Escrow Agreement” means that certain Escrow Agreement between Purchaser, Seller and the Escrow Agent, dated as of the date hereof, and attached hereto as Exhibit A.

“Estimated Closing Cash” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.2(b).

“Filing Party” has the meaning set forth in Section 7.9(a)(iii).

“Final Closing Cash” has the meaning set forth in Section 2.3(b).

“Final Closing Working Capital” has the meaning set forth in Section 2.3(b).

“Final Determination” has the meaning set forth in Section 10.7(d).

“Financial Statements” has the meaning set forth in Section 4.6.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or alternative debt financings in connection with the transactions contemplated by this Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“FTC” means U.S. Federal Trade Commission.

“Fundamental Representations” has the meaning set forth in Section 10.6.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved applying the respective historical accounting principles, policies, practices and methods of the Latisys Companies.

“Governmental Body” means any government or governmental department, commission, board, bureau, agency, court or regulatory body thereof, or other political subdivision thereof, whether U.S. or foreign, and whether federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body including petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnitee” has the meaning set forth in Section 10.3.

“Indemnitor” has the meaning set forth in Section 10.3.

“Indemnity Escrow Account” has the meaning set forth in Section 2.2(b)(C).

“Indemnity Escrow Amount” means an amount equal to Thirty Million Three Hundred Seventy Five Thousand ($30,375,000) to satisfy any post-Closing indemnification claims in Purchaser’s favor in accordance with Article X.

“Intellectual Property” means all intellectual property rights used by any Latisys Company arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”) and (iv) all Software and Technology.

“Interim Balance Sheet” has the meaning set forth in Section 4.6.

“IRS” means the Internal Revenue Service.

“Irvine/Denver Holdings” has the meaning set forth in the introduction to this Agreement.

“IT Systems” has the meaning set forth in Section 4.11(b).

“Knowledge of the Companies”, “to the Companies’ Knowledge” or similar phrases means the actual knowledge of Peter Stevenson, Douglas Butler, Wm. Evans Mullan or Randal Thompson, after inquiry of other employees, if any, of the Latisys Companies who the foregoing reasonably determine may have actual knowledge of the subject  matter in question.

“Knowledge of the Purchaser” means the actual knowledge, after reasonable investigation, of Scott Beer, Scott Reardon, Matt Erickson and Tim Gentry.

“Latisys Companies” mean the Companies and the Company Subsidiaries, each of which shall be referred to individually as a “Latisys Company.”

“Law” means any federal, state, local or non-U.S. law, statute, code, ordinance, rule or regulation.

“Leased Real Property” has the meaning set forth in Section 4.18(c).

“Legal Proceeding” means any judicial, administrative or arbitral actions, claims, suits or proceedings (public or private) by or before a Governmental Body.

“Lenders” has the meaning set forth in Section 6.6.

“Licenses” has the meaning set forth in Section 4.11.

“Lien” means any lien, encumbrance, pledge, mortgage, other possessory interest, conditional sale or other title retention agreement, deed of trust, voting agreement, voting trust, proxy agreement, security interest, claim, lease, charge, option, covenant, restriction, right of first refusal, assessment, easement, servitude, encroachment, other burden or encumbrance of any kind, or transfer restriction.

“Marketing Period” means a period of fifteen (15) consecutive Business Days commencing on the first Business Day following the date of this Agreement,   provided that the Marketing Period shall be deemed not to have commenced if, prior to the completion of such fifteen (15) consecutive Business Day period, (i) the Latisys Companies’ independent accounting firm shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information or (ii) the Latisys Companies shall have determined to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Latisys Companies have determined that no restatement shall be required under GAAP.

“Marks” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Material Adverse Effect” means a, or a reasonably expected, material adverse effect on the financial condition, business, properties, liabilities or results of operations of the Latisys Companies and its Subsidiaries, taken as a whole, excluding any change, occurrence, event or effect resulting directly or indirectly from (i) international, national, regional, local or industry-wide political, economic or business conditions (including financial, banking, securities and capital market conditions and any disruption thereof), (ii) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events, (iii) any change, occurrence, event or effect applicable to the data center industry generally and competition in such industry, (iv) actual or proposed changes in the Law or changes in accounting regulations or principles (including GAAP) or interpretations thereof after the date hereof, (v) any changes in regulatory requirements, (vi) any failure by any Latisys Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period, (vii) action(s) consented to in writing by Purchaser or (viii) the execution or announcement of this Agreement or of the Closing or the taking of any action required by this Agreement, or the consummation of the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.12.

“Non-Filing Party” has the meaning set forth in Section 7.9(a)(iii).

“Notice of Claim” has the meaning set forth in Section 10.3.

“NYSE” means the New York Stock Exchange.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of the Latisys Companies’ business.

“Owned Real Property” has the meaning set forth in Section 4.18(a).

“Patents” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Payoff Letters” means (i) a payoff letter in customary form from Royal Bank of Canada, as agent under the Credit Facilities, reflecting all amounts required to be paid under or in connection with Company Indebtedness outstanding under the Credit Facilities to discharge such Company Indebtedness in full, and (ii) such other payoff letters in customary form reflecting any other amounts required to be paid in order to pay in full all other outstanding Company Indebtedness.

“Permits” means any approvals, authorizations, consents, licenses, permits, variances, exemptions, Orders, franchises or certificates of a Governmental Body.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance that have been made available to Purchaser in writing prior to the date hereof that do not materially impair or interfere with the use of any property affected thereby; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and identified on Schedule 1.1 (Permitted Liens); (iii) inchoate mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the Ordinary Course of Business; (iv) zoning, entitlement and other land use regulations by any Governmental Body that do not materially impair or interfere with the use of any property affected thereby; (v) Liens described in Schedule 1.1 (Permitted Liens); (vi) landlord liens and title of a lessor under those capital or operating leases set forth on Schedule 1.1 (Permitted Liens) and other capital or operating leases involving annual payments of $25,000 or less; (vii) Liens related to any letters of credit outstanding as of Closing that support any obligation of a Latisys Company until such letters of credit are terminated, which letters of credit are set forth on Schedule 1.1 (Permitted Liens), (viii) such other imperfections in title and Liens arising in the Ordinary Course of Business (and not securing Company Indebtedness) that are not material in amount and do not interfere with the use of the property encumbered thereby; and (ix) matters that would be disclosed by a physical inspection of each parcel of Real Property or that are disclosed on title commitments or accurate surveys of each parcel of Real Estate that have been made available to Purchaser prior to the date hereof that do not materially impair or interfere with the use of any property affected thereby.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Policies” has the meaning set forth in Section 4.21.

“Post-Closing Tax Period” has the meaning set forth in Section 7.9(g).

“Pre-Basket Amount” has the meaning set forth in Section 10.1(c).

“Pre-Closing Tax Period” has the meaning set forth in Section 7.9(g).

“Protected Communications” means, at any time, any and all communications in whatever form, whether written, oral, video, electronic or otherwise, that shall have occurred between or among any of the Latisys Companies, Seller, or any of their respective Affiliates, equity or holders, directors, officers, employees, agents, advisors (including DH Capital, LLC and Bank Street Group) and attorneys (including Locke Lord LLP, or any successor law firm) to the extent relating to this Agreement, the events and negotiations leading to this Agreement, and of the transactions contemplated herein or any other potential sale or transfer of control transaction involving the Latisys Companies.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchaser” has the meaning set forth in the introduction to this Agreement.

“Purchaser Documents” has the meaning set forth in Section 6.2.

“Purchaser Indemnified Person(s)” has the meaning set forth in Section 10.1(a).

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Leases” has the meaning set forth in Section 4.18(b).

“Registered Intellectual Property” means all Patents and Patent applications, all Copyright registrations, and all registrations for Marks that, in each case, are owned by any Latisys Company and all Intellectual Property underlying such registrations and applications

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

“Remedial Action” means all actions required by Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment at levels exceeding those allowed by applicable Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.

“Required Information” has the meaning set forth in Section 7.12(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 6.4.

“Seller” has the meaning set forth in the introduction to this Agreement.

“Seller Documents” has the meaning set forth in Section 5.2.

“Seller Indemnified Person(s)” has the meaning set forth in Section 10.2.

“Shares” has the meaning set forth in the Recitals.

“Share Sale” has the meaning set forth in the Recitals.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Standard Survival Termination Date” has the meaning set forth in Section 10.6.

“Straddle Period” has the meaning set forth in Section 7.9(e).

“Subsidiary” means any Person of which fifty percent (50%) or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the pertinent Person.

“Survival Date” has the meaning set forth in Section 10.6.

“Target Working Capital Range” means a range between Four Million Five Hundred Fifty Three Thousand Seven Hundred Sixty Three Dollars ($4,553,763) and Four Million Six Hundred Three Thousand Seven Hundred Sixty Three Dollars ($4,603,763).

“Tax Dispute” has the meaning set forth in Section 7.9(a)(iii).

“Tax Dispute Date” has the meaning set forth in Section 7.9(a)(iii).

“Taxes” means (i) all federal, state, local or non-U.S. taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, alternative or add-on minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“Tax Representations” means the representations and warranties set forth in Section 4.9.

“Tax Return” means any return, declaration, report, claim for refund, estimate, information return or statement, including any schedule or attachment thereto and including any amendment thereof required to be filed in respect of any Taxes.

“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used by any Latisys Company with respect to the business of such Latisys Company.

“Third-Party Claim” has the meaning set forth in Section 10.3.

“Unresolved Claims” has the meaning set forth in Section 10.7(f)(ii).

“Working Capital Escrow Account” has the meaning set forth in Section 2.2(b)(B).

“Working Capital Escrow Amount” means One Million Dollars ($1,000,000).

(b)Other Definitional and Interpretive Matters.  Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)Dollars.  Any reference in this Agreement to $ shall mean U.S. dollars.

(iii)Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi)Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(c)The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE SHARE SALE

2.1Sale and Purchase of Shares.  At the Closing (a) Seller shall sell, assign and transfer to Purchaser all of the Shares, free and clear of all Liens, and (b) Purchaser shall pay and deliver the Purchase Price to Seller and take the other actions described in this Article II.

2.2Purchase Price.

(a)In full consideration for the transfer of the Shares, Purchaser shall pay in cash an aggregate amount (such amount, the “Purchase Price”) equal to (i) Six Hundred Seventy-Five Million Dollars ($675,000,000) (the “Base Price”) plus (ii) the Closing Cash, plus or minus, as applicable, (iii) the amount determined pursuant to Section 2.3 based on the Closing Working Capital.

(b)Closing Payments.  At the Closing, Purchaser will pay an amount equal to (i) the Base Price plus (ii) the Estimated Closing Cash, plus or minus, as applicable, (iii) the amount determined pursuant to Section 2.3(a) based on the Estimated Closing Working Capital (the sum of such amounts, the “Estimated Purchase Price”), by making the following disbursements in cash (items (D) and (E) being paid on behalf of the Latisys Companies):

(A)to Seller, an amount equal to the Estimated Purchase Price, less the sum of the amounts paid pursuant to subsections (B), (C), (D) and (E) below;

(B)to the Escrow Agent, the Working Capital Escrow Amount into an escrow account (the “Working Capital Escrow Account”) to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(C)to the Escrow Agent, the Indemnity Escrow Amount into an escrow account (the “Indemnity Escrow Account”) to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(D)to the holders of Company Indebtedness, an amount sufficient to pay in full the Company Indebtedness outstanding immediately prior to the Closing, pursuant to the Payoff Letters; and

(E)to the Persons entitled thereto, the Company Transaction Expenses pursuant to instructions delivered to Purchaser no later than three (3) Business Days prior to the Closing.

2.3Purchase Price Adjustment.

(a)Estimated Statement.  No fewer than  three (3) Business Days prior to the Closing Date, the Companies shall prepare, or cause to be prepared, and delivered to Purchaser an estimate of (i) the Closing Working Capital in accordance with the principles set forth on Schedule 2.3(a) (the “Estimated Closing Working Capital”), and (ii) the Closing Cash (the “Estimated Closing Cash”).  If the Estimated Closing Working Capital is less than the bottom of the Target Working Capital Range, the Purchase Price payable at the Closing will be reduced by the amount of such shortfall, subject to further adjustment after the Closing as provided in this Section 2.3.  If the Estimated Closing Working Capital is greater than the top of the Target Working Capital Range, the Purchase Price payable at the Closing will be increased by the amount of such excess, subject to further adjustment after the Closing as provided in this Section 2.3.  If the Estimated Closing Working Capital is within the Target Working Capital Range, the Purchase Price payable at the Closing will not be adjusted pursuant to this Section 2.3(a), but will be subject to adjustment after the Closing as otherwise provided in this Section 2.3.

(b)Closing Statement.  Within sixty (60) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) setting forth in reasonable detail its calculation of (i) the Closing Working Capital (the “Final Closing Working Capital”) prepared in accordance with the principles set forth on Schedule 2.3(a), and (ii) the Closing Cash (the “Final Closing Cash”).  If Purchaser does not deliver a Closing Statement within such sixty (60)-day period, then the Estimated Closing Working Capital and the Estimated Closing Cash delivered by Seller prior to Closing will, at the option of Seller, be final, conclusive and binding on the parties.

(c)Dispute.  Within thirty (30) days following receipt by Seller of the Closing Statement, Seller shall deliver written notice to Purchaser if Seller disputes any of the Closing Statement.  If Seller does not notify Purchaser of a dispute with respect to the Closing Statement within such thirty (30)-day period, such Closing Statement will be final, conclusive and binding on the parties.  In the event of a notification of such dispute, Purchaser and Seller shall negotiate in good faith to resolve such dispute.  If Purchaser and Seller, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after Seller advises Purchaser of its objections, then Purchaser and Seller jointly shall engage Ernst & Young, provided that if Ernst & Young is not willing or unable to accept such engagement, then Purchaser and Seller shall jointly engage another  nationally or regionally recognized accounting firm that is not presently providing and has not provided either party or their Affiliates with services in the last two (2) years, as mutually agreed upon by Purchaser and Seller (the “Accounting Firm”) to resolve such dispute.  As promptly as practicable thereafter, Purchaser and Seller shall each prepare and submit a presentation to the Accounting Firm.  As soon as practicable thereafter, Purchaser and Seller shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and Seller.  The party whose position is not accepted by the Accounting Firm shall be responsible for all of the fees and expenses of the Accounting Firm.  All determinations made by the Accounting Firm will be final, conclusive and binding on the parties.

(d)Access.  For purposes of complying with the terms set forth in this Section 2.3, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Statement and the resolution of any disputes thereunder.

(e)Adjustment.  Within five (5) Business Days after the date on which the Final Closing Working Capital and the Final Closing Cash are finally determined pursuant to Section 2.3(c), Seller and Purchaser shall jointly determine the amount by which the Purchase Price would have been adjusted pursuant to Section 2.3(a) had the Final Closing Working Capital and the Final Closing Cash (as finally determined pursuant to Section 2.3(c)) been substituted for the Estimated Closing Working Capital and the Estimated Closing Cash, respectively, as of the Closing.

(i)If such substitutions would have resulted in a Purchase Price (the “Adjusted Purchase Price”) that is less than the Purchase Price that was paid on the Closing Date, then Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent within two (2) Business Days from the date on which the Final Closing Working Capital and the Final Closing Cash are finally determined, authorizing the Escrow Agent to release from the Working Capital Escrow Account (i) to Purchaser an amount in cash equal to such shortfall and (ii) to Seller the remainder, if any, of the funds in the Working Capital Escrow Account; provided that if the Working Capital Escrow Account is reduced to zero ($0) and an amount remains outstanding to Purchaser under this Section 2.3(e), then the Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent to release from the Indemnity Escrow Account the amount of such remaining obligation.  The amount payable to Purchaser after the Closing pursuant to this Section 2.3 shall be limited solely to the available funds in the Working Capital Escrow Account and, if applicable, the Indemnity Escrow Account.

(ii)If the Adjusted Purchase Price is greater than the Purchase Price that was paid on the Closing Date, then, within two (2) Business Days from the date on which the Final Closing Working Capital and the Final Closing Cash are finally determined, (i) Purchaser shall pay, or cause to be paid, to Seller an amount in cash equal to such excess by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser prior to the date such payment is due hereunder, and (ii) Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent authorizing the Escrow Agent to release to Seller all of funds in the Working Capital Escrow Account.

(iii)If the Adjusted Purchase Price is equal to the Purchase Price that was paid on the Closing Date, there will be no adjustment to the Purchase Price pursuant to this Section 2.3(e).

ARTICLE III

CLOSING

3.1Closing Date.  Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof (or the waiver thereof by the party entitled to waive that condition), the consummation of the Share Sale as contemplated hereby (the “Closing”) shall take place at the offices of Locke Lord LLP located at 111 Huntington Avenue, Boston, Massachusetts (or at such other place as the parties may designate in writing) at 10:00 a.m. (Boston time) on a date to be specified by the parties, which date shall be the later of (a) the third Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Sections 8.1 and 8.2 hereof, and (b) the earlier of (i) a date during the Marketing Period to be specified by Purchaser on no fewer than two (2) Business Days’ notice to the Seller and (ii) the first Business Day following the final day of the Marketing Period, unless another time and/or date are agreed to in writing by the parties hereto.  The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”.

3.2Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following items:

(a)Stock certificates representing the Shares, with duly executed stock powers attached in proper form for transfer;

(b)A certificate of an officer of each Company, given by him or her on behalf of such Company and not in his or her individual capacity, certifying as to the resolutions of the Board of Directors of such Company authorizing this Agreement and the transactions contemplated hereby; and

(c)A certificate of an officer of Seller, given by him or her on behalf of Seller and not in his or her individual capacity, certifying as to the resolutions of the Board of Managers of Seller authorizing this Agreement and the transactions contemplated hereby.

3.3Deliveries by Purchaser.  At the Closing, Purchaser shall deliver to Seller the following items:

(a)The Estimated Purchase Price, paid in accordance with Section 2.2 to the Persons specified by Seller in accordance therewith; and

(b)A certificate of an officer of Purchaser, given by him or her on behalf of Purchaser and not in his or her individual capacity, certifying as to the resolutions of the Board of Directors or comparable governing body of Purchaser authorizing this Agreement and the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANIES

The Companies hereby represent and warrant to Purchaser as of the date hereof as hereafter set forth in this Article IV.  Each item disclosed in the schedules to this Agreement (the “Disclosure Schedules”) shall constitute an exception to the representations and warranties to which it makes reference and shall be deemed to be disclosed with respect to each Disclosure Schedule to this Agreement and/or representation and warranty herein given to which it relates, without the necessity of repetitive disclosure or cross-reference, so long as such item is fairly described and its applicability to such other representation or warranty is reasonably apparent on the face of such disclosure.  The Disclosure Schedules may include items or information that the Companies are not required to disclose under this Agreement.  Disclosure of such items or information shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations of the Companies under this Agreement, and inclusion of information in the Disclosure Schedules shall not be construed as an admission that such information is material.  Capitalized terms used and not otherwise defined in the Disclosure Schedules shall have the meanings specified in this Agreement.

4.1Organization and Good Standing.  Each Latisys Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Each Latisys Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.    The Companies have delivered or otherwise made available to Purchaser or its representatives true, correct and complete copies of (a) each Latisys Company’s certificate of incorporation and bylaws, or other equivalent organizational documents, as in effect on the date of this Agreement, (b) minute books, and (c) equity transfer records or other comparable ownership or membership records.  Such books and records reflect the formal meetings of the stockholders or members, as applicable, of each Latisys Company, the boards of directors and any committees, or comparable bodies, and such minutes contained therein accurately reflect the events of and actions taken at such meetings in all material respects.  Such ownership records accurately reflect all issuances, transfers, and cancellations of shares of stock, or other comparable equity interests, of each Latisys Company.  None of the Latisys Companies is in violation of any of the material provisions of its respective certificate of incorporation and bylaws, or other equivalent organizational documents.

4.2Authorization of Agreement.  Each Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Companies of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each Company.  No other proceeding on the part of any Company is necessary to authorize this Agreement and the other Company Documents to which such Company is a party, for such Company to perform its respective obligations hereunder or thereunder, or for such Company to consummate the transactions contemplate hereby and thereby.  This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Companies and (assuming the due authorization, execution and delivery by the other parties hereto and thereto other than the Seller) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of each Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3Conflicts; Consents of Third Parties.

(a)Except as set forth on Schedule 4.3, the execution, delivery and performance by each Company of this Agreement or the Company Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by each Company with any of the provisions hereof or thereof, will not (i) conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under any provision of (A) the certificate of incorporation and by-laws of such Company or (B) any Material Contract to which any Latisys Company or by which any of the properties or assets of any Latisys Company are bound; (ii) result in the creation of any Lien upon any properties or assets of any Latisys Company or give to any Person any right of termination, amendment, acceleration or cancellation of, any Material Contract; or (iii) subject to obtaining the Consents, providing notice to or making the registrations, declarations or filings set forth in Section 4.3(b), violate any applicable Law binding upon any Latisys Company or by which a material portion of any Latisys Company’s assets are bound.

(b)No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of any Latisys Company in connection with the execution, delivery and performance of this Agreement or the Company Documents or the compliance by the Latisys Companies with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, and (ii) such Consents, Orders or Permits that, if not obtained, would not reasonably be expected to have a Material Adverse Effect.

4.4Capitalization.

(a)The authorized capital stock of each Company consists of three thousand (3,000) shares of common stock, $0.01 par value per share (the “Common Stock”).  There are one hundred (100) shares of Common Stock of each Company issued and outstanding and held beneficially and of record by Seller, and no shares of Common Stock are held by any Company as treasury stock.  All of the issued and outstanding shares of Common Stock of each Company have been duly authorized for issuance, are validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal and state securities laws and are referred to in this Agreement as the “Shares”.  No shares of Common Stock have been issued or transferred in violation of any rights, agreements, commitments or arrangements under applicable Law, the certificate of incorporation or bylaws of any Company or any contract to which such Company is a party or by which it is bound.

(b)There is no existing option, warrant, call, right, or Contract of any character to which any Company or the Seller is a party requiring, and there are no securities of any Company outstanding that upon conversion or exchange would require, the issuance of any shares of capital stock of such Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of such Company.  No Company or the Seller is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of such Company.

4.5Subsidiaries.

(a)Schedule 4.5(a) sets forth the name of each Company Subsidiary, together with each Company Subsidiary’s record and beneficial owner and authorized and issued outstanding capital stock or other equity securities, as applicable.  Except as set forth on Schedule 4.5(a), the Companies do not own, directly or indirectly, any capital stock or other equity securities in any Person.  All of the issued and outstanding shares of (i) capital stock of the Company Subsidiaries that are corporations have been duly authorized for issuance, are validly issued, fully paid and non-assessable, and were issued in compliance with all applicable federal and state securities laws and (ii) equity securities of the Company Subsidiaries that are limited liability companies have been duly authorized and validly issued, and were issued in compliance with all applicable federal and state securities laws.  All of the issued and outstanding shares of capital stock or equity securities, as applicable, of each Company Subsidiary are owned, directly or indirectly, by the Companies, free and clear of all Liens (other than Liens under the Credit Facilities that will be terminated at Closing in connection with the consummation of the transactions contemplated by this Agreement) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity or voting interest) that would prevent such Company Subsidiary from conducting its business in substantially the same manner such business is conducted on the date hereof.  No shares of capital stock or other equity securities, as applicable, have been issued or transferred in violation of any rights, agreements, commitments or arrangements under applicable Law, the certificate of incorporation or bylaws of any Company Subsidiary or any contract to which such Company Subsidiary is a party or by which it is bound.

(b)There is no existing option, warrant, call, right, or Contract of any character to which any Company Subsidiary is a party requiring, and there are no securities of any Company Subsidiary outstanding that upon conversion or exchange would require, the issuance of any shares of capital stock of such Company Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of any Company Subsidiary.  No Company Subsidiary is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of such Company Subsidiary.

4.6Financial Statements.  The Companies have delivered to Purchaser true and complete copies of (i) the audited consolidated balance sheets of Seller and the Latisys Companies as at December 31, 2012 and December 31, 2013 and the related audited statements of income of Seller and the Latisys Companies for the years then ended and (ii) the unaudited consolidated balance sheet of Seller and the Latisys Companies as at November 30, 2014 (the “Interim Balance Sheet”; and November 30, 2014 is referred to as the “Balance Sheet Date”) and the related unaudited consolidated statements of income of Seller and the Latisys Companies for the eleven (11)-month period then ended (such unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”).  Except as set forth in the notes thereto and as disclosed in Schedule 4.6, each of the Financial Statements has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial position, results of operations and cash flows of Seller and the Latisys Companies as at the dates and for the periods indicated therein; provided that the Financial Statements described in clause (ii) are subject to adjustments with respect to depreciation and amortization, normal year-end adjustments and lack footnotes and other non-material presentation items.  As of the date of this Agreement, none of the Latisys Companies have received any material written complaint or allegation regarding deficient accounting practices, procedures or methods of the Latisys Companies or their internal accounting controls, it being understood and agreed, for clarity, that the foregoing shall not apply to any notes or recommendations contained in audit letters and reports that have been made available to Purchaser prior to the date hereof.  During the periods covered by the Financial Statements, the Seller has not conducted operations, and has had no material liabilities or assets, other than the Shares, cash and cash equivalents, and intercompany loans which are no longer outstanding as of the date hereof.

4.7No Undisclosed Liabilities.  The Latisys Companies do not have any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown, that would have been required to be reflected in, reserved against or otherwise described on the Interim Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than (i) liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, and (ii) Liabilities incurred in connection with the transactions contemplated hereby.  The Latisys Companies do not have any indebtedness other than the Company Indebtedness included in the Financial Statements.

4.8Absence of Certain Developments.  Except as contemplated by this Agreement or as set forth on Schedule 4.8, since the Balance Sheet Date (i) the Latisys Companies have conducted their respective businesses only in the Ordinary Course of Business, (ii) there has not been any event, change, occurrence or circumstance that has had or is reasonably likely to have a Material Adverse Effect, (iii) none of the Latisys Companies have suffered any loss, damage, destruction or other casualty affecting any of their material properties or assets, whether or not covered by insurance, and (iv) none of the Latisys Companies have taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 7.2.

4.9Taxes.  Except as set forth on Schedule 4.9:

(a)Each Latisys Company has timely filed all income Tax Returns and all other material non-income Tax Returns and reports required to be filed by it, and all Taxes shown as due thereon have been paid or reserved for.  Any requests for extensions to file such Tax Returns or reports have been timely filed, granted and have not expired, except to the extent that such failures to file, to pay or to have extensions granted that remain in effect individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect, and the Financial Statements reflect an adequate reserve for all Taxes payable by each Latisys Company for all taxable periods and portions thereof through the date of such Financial Statements and the Taxes due and payable will not exceed that reserve as adjusted for operations and transactions through the Closing Date in the ordinary course of business and in accordance with the past custom and practice of such Latisys Company in filing Tax Returns.  All material Taxes required to be withheld by each Latisys Company have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority.  There are no Liens for Taxes upon any Latisys Company’s assets, other than Permitted Liens.  No Latisys Company is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: change in method of accounting made prior to the Closing Date, including under Section 481 of the Code, closing agreement as described in Section 7121 (or any similar provision of state, local, or foreign Tax law) executed prior to the Closing Date, installment sale or open transaction disposition made prior to the Closing Date, or prepaid amount received prior to the Closing Date.

(b)None of the Tax Returns filed by any Latisys Company or Taxes payable by any Latisys Company have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Taxing Authority within the past three (3) years, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of the Companies, threatened.  None of the Latisys Companies has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency that remains outstanding.

(c)The Latisys Companies have not been members of any Consolidated Group other than a group the common parent of which was a Latisys Company.  No Latisys Company is liable for the Taxes of any person under any Tax sharing, Tax allocation, Tax gross-up or similar agreement or arrangement, other than agreements in the nature of leases, licenses, loan agreements or similar agreements entered into in the ordinary course of business and the primary subject of which is not Taxes.

(d)The representations and warranties set forth in this Section 4.9 are the sole and exclusive representations and warranties hereunder pertaining or relating to Tax matters, and no other representation or warranty set forth herein shall be read or construed so as to address Tax matters.

4.10Assets.  The Latisys Companies own, lease or have the legal right to use all of the material properties and assets used in the conduct of their business (all such material properties and assets of the Latisys Companies, being the “Assets”).  The Latisys Companies have good title to, or, in the case of leased Assets, valid and subsisting leasehold interests in, all of their respective Assets, free and clear of all Liens, except for Permitted Liens and Liens securing Company Indebtedness.  Such Assets are sufficient and adequate to conduct the operations of the business of the Latisys Companies as currently conducted, are in all material respects in reasonable operating condition and repair, normal wear and tear excepted, are compliant in all material respects with applicable certifications and are suitable for the purposes for which they are currently used.

4.11Intellectual Property.

(a)Schedule 4.11 lists all Registered Intellectual Property and all material unregistered Intellectual Property owned by any Latisys Company.  Except as set forth on Schedule 4.11, all such Registered Intellectual Property and material unregistered Intellectual Property is owned solely by one of the Latisys Companies.  Schedule 4.11 sets forth a complete list of all licenses to Intellectual Property to which any Latisys Company is a party (the “Licenses”), excluding non-exclusive licenses to “off the shelf” or commercially available software.  Such Licenses are in full force and effect and no material default exists on the part of the Latisys Company party thereto or, to the Knowledge of the Companies, on the part of the other parties thereto.  The Latisys Companies own, license or otherwise have a valid and enforceable right to use, develop, make, offer for sale, sell, import, copy, distribute, license, or dispose of all Intellectual Property used in and necessary for the Latisys Companies to conduct their business and operations as currently conducted.  None of such Intellectual Property is subject to any licensing terms requiring the distribution of source code in connection with the distribution of any portion of such Intellectual Property or that prohibits the Latisys Companies from charging a fee or otherwise limits the Latisys Companies freedom of action with regard to seeking compensation in connection with sublicensing or distributing any portion of such Intellectual Property or similar obligations that require the disclosure, redistribution or licensing of any source code underlying any such Intellectual Property. To the Knowledge of the Companies, the conduct of the Latisys Companies’ business as it is currently conducted does not infringe or misappropriate the Intellectual Property existing as of the date hereof of any third party.  There are no current or, to the Knowledge of the Companies, threatened claims by any third party that one of the Latisys Companies has infringed, violated, or misappropriated the Intellectual Property of such third party.  To the Knowledge of the Companies, there is no continuing infringement, violation or misappropriation by any third party of any Intellectual Property owned by or exclusively licensed to any Latisys Company.

(b)The Latisys Companies own or have rights to access and use, all computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) and Internet websites and related content (collectively, “IT Systems”) used to process, store, maintain and operate data, information and functions used in connection with the business of the Latisys Companies as currently conducted.  The Latisys Companies have taken all commercially reasonable steps to secure the IT Systems from unauthorized access or use by any Person and to ensure the continued, uninterrupted and error-free operation of the IT Systems.  The IT Systems are adequate in all material respects for their current intended use and for the operation of the business of the Latisys Companies as currently operated, and are in good working condition (normal wear and tear excepted), and, to the

Knowledge of the Companies, are free of all viruses, worms, Trojan horses, bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Systems.

(c)The Latisys Companies are in material compliance with, and during the past three (3) years have complied in all material respects with, all applicable Laws and applicable privacy policies of the Latisys Companies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected or obtained in the conduct of the business of the Latisys Companies.  During the past three (3) years, none of the Latisys Companies have received any written notice or claim that the Latisys Companies’ use, collection, storage, disclosure or transfer of personally identifiable information or other data is or may be in material violation of applicable Laws. The execution, delivery and performance of this Agreement and the transactions contemplated hereby will not result in any material violation of the Latisys Companies’ privacy policies or any applicable Laws governing the acquisition, sharing, use or security from unauthorized disclosure of personally identifiable information.

(d)Each product or service of the Latisys Companies that is currently commercially available conforms in all material respects with its documentation.

4.12Material Contracts.

(a)Schedule 4.12 lists the following Contracts to which a Latisys Company is a party or by which it is bound (collectively, the “Material Contracts”) a true and complete copy of each of which has been made available to Purchaser:

(i)Contracts with any current officer or director, any direct or indirect shareholder or Affiliate of any Latisys Company other than any Contracts that will be terminated simultaneously with the Closing without liability or any ongoing obligation to any Latisys Company;

(ii)Contracts with any labor union or association representing any Business Employee;

(iii)Contracts for the pending sale of any of the Assets of any Latisys Company other than in the Ordinary Course of Business, for consideration in excess of $250,000;

(iv)Contracts granting a Lien upon any Assets or relating to the Company Indebtedness, the borrowing of money, or the making of any loans, in each case involving amounts in excess of $250,000;

(v)management agreements or Contracts for the employment of any director, officer, Business Employee or other Person on a full-time, part-time, consulting, agency, sales representative, independent contractor or other basis (A) providing annual base cash compensation in excess of $100,000, and which cannot be terminated without penalty upon ninety (90) days (or less) written notice, (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated hereby or (C) containing noncompete, nondisclosure, or confidentiality provisions (other than customer Contracts entered into the Ordinary Course of Business);

(vi)Contracts for services, other vendor or buy-side arrangements or Contracts for the purchase, rental or use of real property or personal property, including equipment, vehicles, and other personal property or fixtures, in each case pursuant to which a Latisys Company has ongoing or future payment obligations of greater than $500,000 annually, except for any such Contracts that can be terminated without penalty upon ninety (90) days (or less) written notice;

(vii)Contracts (A) restricting any Latisys Company from engaging in any line of business or competing with any Person or in any geographical area or from freely setting prices for its products, services or technologies (including most favored customer pricing provisions), (B) granting any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party or (C) containing any revenue sharing or earnout provision (other than agreements entered into in the Ordinary Course of Business providing for the payment of bonuses or commissions (including commissions payable to the referral partners));

(viii)Contracts for the thirty (30) largest customers as of the date hereof, based on monthly recurring revenues;

(ix)the Real Property Leases;

(x)joint venture or partnership agreements;

(xi)Contracts pursuant to which any Latisys Company provides indemnification of any Person with respect to any product or service offered by such Latisys Company or with respect to losses relating to any current or former business of any Latisys Company (other than standard indemnification provisions entered into in the Ordinary Course of Business and other than indemnification arrangements contained in customer Contracts); and

(xii)Contracts relating to the acquisition of an equity interest in, or all or substantially all of the assets or business of, any other Person, under which there remain material obligations of any Latisys Company to be performed after the Closing Date (for clarity, excluding purchases of Owned Real Property and excluding obligations with respect to “fundamental” representations that survive the closing under such Contracts, except to the extent that an unresolved claim has been made with respect thereto).

(b)Except as set forth on Schedule 4.12, all Material Contracts are valid, binding and enforceable in accordance with their terms against the Latisys Companies, as applicable, and to the Knowledge of the Companies, each other party thereto, and are in full force and effect.  No Latisys Company has received any written notice that any party to a Material Contract intends to cancel, terminate, materially modify or refuse to perform such Material Contract or of any default or breach by any Latisys Company under any Material Contract, except for defaults that have been cured or otherwise would not reasonably be expected to result in any material Damages to a Latisys Company.  Each Latisys Company, as applicable, has performed all material obligations imposed on it under such Material Contracts, and none of the Latisys Companies, nor any other party thereto is in material default thereunder, nor is there any event that with notice or lapse of time, or both, (A) would constitute a material default by any Latisys Company or, to the Knowledge of the Companies, any other party thereunder, (B) would allow or give rise to the limitation, revocation, modification, or termination of any Material Contract, or (C) would result in the impairment of any material rights of any Latisys Company under any Material Contract; nor has any Latisys Company received any written notice regarding the matters described in (A) through (C).  Accurate and complete copies of each written Material Contract (and written summaries of the terms of any oral Material Contract) have been delivered or otherwise made available to Purchaser.

4.13Employee Benefits Plans.

(a)Schedule 4.13(a) lists each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other material employee benefit plan or agreement sponsored and maintained by any Latisys Company for the benefit of any Business Employee (including their eligible dependents and beneficiaries) (each, a “Company Benefit Plan”).  Each Latisys Company has made available to Purchaser correct and complete copies of (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan.  Each Company Benefit Plan has been administered in all respects in accordance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws, except for any noncompliance that would not reasonably be expected to have a Material Adverse Effect, and the Latisys Companies have performed and complied in all material respects with all of their obligations under or with respect to each Company Benefit Plan.

(b)(i) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and (ii) no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(c)None of the Company Benefit Plans is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA.  None of the Company Benefit Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(d)The representations and warranties set forth in this Section 4.13 are the sole and exclusive representations and warranties pertaining or relating to employee benefit matters, and no other representation or warranty set forth herein shall be read or construed as to address employee benefit matters.

4.14Labor; Business Employees.  With respect to the Business Employees:

(a)No Latisys Company is a party to any labor or collective bargaining agreement.

(b)There are no (i) strikes, work stoppages, work slowdowns or lockouts existing or, to the Knowledge of the Companies, threatened in writing against or involving the Business Employees, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Companies, threatened in writing by or on behalf of any Business Employee or group of Business Employees, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(c)Attached as Schedule 4.14(c) is a list as of the date hereof of (i) all Business Employees whose base salary is in excess of $150,000 or whose aggregate wages (on an annualized basis through December 31, 2014) exceed $250,000, and (ii) such Business Employees’ rate of base salary or hourly wage compensation as of the date hereof.

4.15Litigation.  Except as set forth on Schedule 4.15, as of the date hereof there are no Legal Proceedings pending or, to the Knowledge of the Companies, threatened against any Latisys Company before any Governmental Body, nor, to the Knowledge of the Companies, are there any pending or threatened investigations relating to any Latisys Company before any Governmental Body.  No Latisys Company is subject to any outstanding Order.

4.16Compliance with Laws; Permits.

(a)The Latisys Companies are in compliance in all material respects with all Laws of any Governmental Body applicable to its businesses or operations.  As of the date hereof, no Latisys Company has received any written notice of or been charged with the violation of any Laws, and, to the Knowledge of the Companies,  no investigation or review by any Governmental Body with respect to any Latisys Company is pending or threatened.

(b)The Latisys Companies have all material Permits that are required for the lawful operation of their businesses as presently conducted.  No Latisys Company is in material default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any material Permit to which it is a party.

4.17Environmental Matters.  The representations and warranties set forth in this Section 4.17 are the sole and exclusive representations and warranties hereunder pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws, and no other representation or warranty set forth herein shall be read or construed as to address environmental, health or safety matters.  Except as set forth on Schedule 4.17 hereto:

(a)the operations of the Latisys Companies are in compliance in all material respects with all Environmental Laws applicable to their Owned Real Property, Leased Real Property, all buildings, structures and fixtures thereon, operations at and occupation of the Real Property, which compliance includes obtaining, maintaining and complying with any material Permits required under applicable Environmental Laws necessary to operate its business as currently conducted;

(b)none of the Latisys Companies are, or have been, the subject of any Order of any Governmental Body respecting (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material;

(c)none of the Latisys Companies has received written notice from any Governmental Body regarding any actual or alleged violation of or liability under Environmental Law;

(d)the Latisys Companies are not subject to any pending or, to the Knowledge of the Companies, threatened claim alleging that the Latisys Companies may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law; and

(e)to the Knowledge of the Companies, there are no pending or threatened investigations of the business of any Latisys Company, or any currently or previously owned or leased property of any Latisys Company under Environmental Laws, which would reasonably be expected to result in such Latisys Company incurring any material liability pursuant to any Environmental Law as a result of any action taken by any Latisys Company.

4.18Real Property.

(a)Owned Real Property.  A Latisys Company owns each parcel of real property set forth on Schedule 4.18(a) (the “Owned Real Property”).  A Latisys Company holds sole and valid title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens.  Except as set forth on Schedule 4.18(a), the Owned Real Property is not subject to any option, lease, license, sublease or other similar agreement granting to any third party any right to use, occupy or enjoy any portion of the Owned Real Property or to obtain title to any portion of the Owned Real Property.  To the Knowledge of the Companies, no condemnation, requisition or taking by any public authority has been threatened or contemplated, and no Latisys Company has received any written notice of any such condemnation, requisition or taking by a Governmental Body with respect to any part of the Owned Real Property that is material to the Latisys Companies or the operation or use of such Owned Real Property (as currently operated or used).  To the Knowledge of the Companies, all improvements on the Owned Real Property were constructed in compliance in all material respects with applicable Laws affecting such Owned Real Property.  Each structure and fixture on the Owned Real Property is, to the Knowledge of the Companies, structurally sound with no known structural defects, and in good operating condition and repair (normal wear and tear excepted) and is sufficient for the operation of the Latisys Companies, as such Owned Real Property is currently being operated by the Latisys Companies.  The complete and accurate deeds with respect to the Owned Real Property have been made available to Purchaser.

(b)Leased Real Property.  Schedule 4.18(b) includes a complete and accurate list of all leases, subleases, licenses, or other occupancy agreements of the Latisys Companies (the “Leased Real Property”), all of which is held under real property leases (the “Real Property Leases”).  Schedule 4.18(b) includes list of all of the Real Property Leases, complete and accurate copies of which have been made available to Purchaser.  The activities carried on by a Latisys Company as tenant under any of the Real Property Leases in all buildings, plants, facilities, installations, fixtures and other structures or improvements included as part of, or located on or at, the Real Property are not in material violation of, or in material conflict with, any applicable Law (including, zoning regulations or ordinances).  To the Knowledge of the Companies, the buildings, plants, facilities, installations, fixtures and other structures or improvements themselves included as part of, or located on or at, the Real Property, and/or the Real Property, are not in material violation of, or in material conflict with, any applicable Law (including, zoning regulations or ordinances without any special exception or permit).  All covenants or other restrictions (if any) to which the use by any Latisys Company of any of the Real Property is subject are being in all material respects properly performed and observed, and no Latisys Company has received any notice of any material violation (or claimed violation) thereof.

(c)All the Real Property Leases are in full force and effect, valid and enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by limitations on the availability of equitable remedies and by equitable principles.  There exist no material defaults on the part of any Latisys Company under any Real Estate Lease nor any state of facts which, upon notice or lapse of time, or both, would constitute a material default under any Real Property Lease or, in either case, that would give the other party thereto the right to terminate such Real Property Lease as a result of such default.  Except for (i) customer agreements entered into in the Ordinary Course of Business and (ii) the agreements set forth on Schedule 4.18(c) hereto, no Latisys Company has entered into any lease of any of the Leased Real Property where any Latisys Company is the lessor or sublessor or is otherwise similarly situated.

(d)All material apparatus, equipment, appliances and other fixtures used in connection with the operation of the Latisys Companies, including, generators, chillers, power distribution units, static transfer switches, racks and computer air conditioners, have been operated, maintained, repaired and replaced in accordance with the Companies’ Ordinary Course of Business.

(e)During the past three (3) years, except as disclosed on Schedule 4.18, the Latisys Companies’ datacenters have not: (i) experienced any material interruption in the provision of services to customers at the datacenters or (ii) experienced any material security breaches at any of the datacenters.

(f)To the Latisys Companies Knowledge, there is no circumstance anticipated by any Latisys Company or threatened against any Latisys Company, which would or may result in the termination or impairment of access to and/or from the Owned Real Property and Leased Real Property, and no Latysis Company is in violation of any material easement, right-of-way, condition, covenant, or restriction, license or other agreement burdening or benefitting any Owned Real Property or Leased Real Property.

4.19Financial Advisors.  Except for DH Capital, LLC and Bank Street Group, Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Latisys Companies in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.

4.20Banks; Powers of Attorney.  Schedule 4.20 lists the names and locations of all banks in which any Latisys Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.  Except as set forth on Schedule 4.20, no person holds a power of attorney to act on behalf of any Latisys Company.

4.21Insurance.  Schedule 4.21 lists all material insurance policies and fidelity bonds for the current policy year maintained by any Latisys Company as of the date hereof, with respect to the Latisys Companies’ businesses (the “Policies”).  Except as set forth on Schedule 4.21, no Latisys Company is in material default with respect to the Policies, no Latisys Company has reached or exceeded its policy limits for any Policy, and the Latisys Companies have not received any written notice of a cancellation with respect to any of the Policies.  There are no claims by any Latisys Company under any of the Policies or bonds pending for amounts in excess of $250,000.  All premiums with respect to the Policies covering all periods up to and including the Closing Date have or will be paid as of the Closing Date.  The Seller has previously provided to the Purchaser true and complete copies of all Policies, together with the claim history during the period that is two years prior to the date of this Agreement that could give rise to a claim for any Latisys Company.

4.22Transactions with Affiliates, Stockholders, Officers, Directors and Others.  Except as set forth in Schedule 4.22 or with respect to any amounts to be repaid or Contracts to be terminated at Closing, no Latisys Company has any liabilities for indebtedness for borrowed money owing to any Affiliate, director, officer, member, stockholder, consultant or Business Employee of such Person (except for amounts due as normal salaries, wages, benefits or reimbursements of ordinary business expenses).  Except with respect to any amounts to be repaid prior to the Adjustment Time, no Affiliate, director, officer, member, stockholder, consultant or Business Employee of any Latisys Company now has, or on the Closing Date will have, any liability for any indebtedness for borrowed money owing to any Latisys Company except for ordinary business expense advances.  Except as set forth in Schedule 4.22, no officer, director, shareholder, member, consultant, Business Employee or Affiliate of any Latisys Company or any entity which any such Person or individual owns any beneficial interest, is a party to any Contract or other transaction with any Latisys Company that will survive Closing, or has any material interest in any property used by any Latisys Company (including any Intellectual Property).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents to Purchaser as follows as of the date of this Agreement and as of the Closing Date:

5.1Organization and Good Standing.  It is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware and has all requisite limited liability company power and authority to own the Shares and to carry on its business as now conducted.

5.2Authorization of Agreement.  It has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller of this Agreement and each Seller Document, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all limited liability company action on the part of Seller.  No other proceeding on the part of Seller is necessary to authorize this Agreement and the other Seller Documents to which Seller is a party, for Seller to perform its respective obligations hereunder or thereunder, or for Seller to consummate the transactions contemplate hereby and thereby.  This Agreement has been and each Seller Document will be at or prior to the Closing, duly and validly executed and delivered by Seller, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto other than the Companies) this Agreement constitutes, and each Seller Document when so executed and delivered will constitute, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3Conflicts; Consents of Third Parties.

(a)The execution, delivery and performance by Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof, will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the certificate of formation or operating agreement of Seller; (ii) any Contract or Permit to which Seller is a party or by which any of the properties or assets of Seller are bound; (iii) any Order of any Governmental Body applicable to Seller or by which any of the properties or assets of Seller are bound; or (iv) any Law applicable to Seller.

(b)No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Seller in connection with the execution, delivery and performance of this Agreement or the Seller Documents or the compliance by Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, and (ii) such Consents, Orders or Permits that, if not obtained, would not reasonably be expected to have a Material Adverse Effect on Seller’s ability to consummate the transactions contemplated hereby.

5.4Ownership.  Seller is the record and beneficial owner of all of the Shares, free and clear of any and all Liens.  Seller has the right, authority and power to sell, assign and transfer the Shares to Purchaser.  Upon delivery to Purchaser of the stock certificates representing the Shares (with duly executed stock powers attached in proper form for transfer) and Purchaser’s payment of the Purchase Price, Purchaser shall acquire good, valid and marketable title to the Shares, free and clear of any and all Liens.

5.5Financial Advisors.  Except for DH Capital, LLC and Bank Street Group, Inc., no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows as of the date hereof and as of the Closing Date:

6.1Organization and Good Standing.  Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and carry on its business.

6.2Authorization of Agreement.  Purchaser has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary limited liability company action on behalf of Purchaser.  This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3Conflicts; Consents of Third Parties.

(a)The execution and delivery by Purchaser of this Agreement or the Purchaser Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by Purchaser with any of the provisions hereof or thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the certificate of formation or operating agreement of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any Law applicable to Purchaser.

(b)No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) such Consents, Orders or Permits that, if not obtained, would not have a material and adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.

6.4Investment Intention.  Purchaser is acquiring the Companies pursuant to the Share Sale for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) of the Companies’ capital securities.  Purchaser understands that the Common Stock has not been registered under the Securities Act and cannot be sold under the Securities Act unless subsequently registered under the Securities Act or an exemption from such registration is available.  Purchaser has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement.  Purchaser acknowledges that it has been afforded:  (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Latisys Companies concerning the merits and risks of investing in the Latisys Companies; (b) access to information about the Latisys Companies, its results of operations, financial condition and cash flow, and its businesses generally, in each case sufficient to Purchaser’s satisfaction to enable Purchaser to evaluate whether or not to proceed with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) the opportunity to obtain such additional information that Purchaser believes is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

6.5Financial Advisors.  Except as set forth on Schedule 6.5 hereto, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6Financing.  Attached hereto as Exhibit B is a true, correct and complete copies, as of the date of this Agreement, of an executed commitment letter (the “Debt Commitment Letter”), pursuant to which the lenders party thereto (collectively, the “Lenders”) have committed, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees (being collectively referred to as the “Debt Financing”).  The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 7.12), and as of the date of this Agreement, the respective obligations and commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect.  Except for fee letters and engagement letters with respect to the Debt Financing, as of the date hereof, there are no side letters or agreements (whether written or oral) to which Purchaser or any of its Affiliates is a party related to the funding or investing, as applicable, of the Debt Financing that could affect the availability of the Debt Financing, or which include conditions precedent to the obligations of the parties thereunder, other than as expressly set forth in the Debt Commitment Letter.  Purchaser has fully paid or caused to be fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof, and as of the date hereof, the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Purchaser, and, to the Knowledge of Purchaser, each of the other parties thereto.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under the Debt Commitment Letter.  As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter applicable to it will not be satisfied.  Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, Purchaser, in the aggregate and together with the available cash and cash equivalents of Purchaser, has as of the date hereof, and will have at and after the Closing funds sufficient to (i) pay the Purchase Price, (ii) finance the repayment or refinancing of debt contemplated by this Agreement or the Debt Commitment Letter, (iii) pay any and all fees and expenses required to be paid by Purchaser in connection with the Share Sale and the Debt Financing, and (iv) satisfy all of the other payment obligations of Purchaser contemplated hereunder.

6.7Informed Decision.  Purchaser (i) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Latisys Companies, and (ii) has been furnished with or given access to such documents and information about the Latisys Companies and their respective businesses and operations as it and its representatives and advisors have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby.  Purchaser has received all materials relating to the business of the Latisys Companies that it has requested and has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any such information or to otherwise evaluate the merits of the transactions contemplated hereby.  Seller and the Companies have answered to Purchaser’s satisfaction all inquiries that Purchaser and its representatives and advisors have made concerning the business of the Latisys Companies or otherwise relating to the transactions contemplated hereby.  Purchaser acknowledges that any announcement by Seller of its intention to sell the Companies (as well as the execution of this Agreement and the consummation of the transactions contemplated hereby) might affect one or more of the customer relationships of the Latisys Companies, and that such effects do not and will not constitute a breach of any of the Companies’ representations and warranties in Article IV.

6.8Litigation.  There is no legal, administrative arbitral or other proceeding by or before any Governmental Body or, to the knowledge of Purchaser, threatened against Purchaser, nor to the knowledge of Purchaser is there any pending investigation by any Governmental Body, which would give any third party the right to enjoin or rescind the transactions contemplated hereby or otherwise prevent Purchaser from complying with the terms and provision of this Agreement.  Purchaser shall promptly notify Seller if any change, event or condition arises or occurs after the date hereof that would have made the foregoing representation untrue had such change, event or condition arisen or occurred on or prior to the date hereof or that could possibly materially delay the Closing.

ARTICLE VII

COVENANTS

7.1Contact with Customers and Suppliers.  Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, (i) Purchaser shall not contact any suppliers to, or customers of, any Latisys Company, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of any Latisys Company.

7.2Conduct of the Business Pending the Closing.

(a)Prior to the Closing, except (i) as set forth on Schedule 7.2(a), (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement in connection with, or in furtherance of, the consummation of the transactions contemplated hereby (including any repayment and termination of the Credit Facilities), or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), each Company shall:

(A)use commercially reasonable efforts to conduct the respective businesses of the Latisys Companies only in the Ordinary Course of Business; and

(B)use commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Latisys Companies.

(b)Prior to the Closing, except (i) as set forth on Schedule 7.2(b), (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement in connection with, or in furtherance of, the consummation of the transactions contemplated hereby (including any repayment or termination of the Credit Facilities), or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), no Company shall:

(A)transfer, pledge, encumber, issue, sell or dispose of any shares of capital stock or other securities of any Latisys Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Latisys Company;

(B)effect any recapitalization, reclassification or like change in the capitalization of any Latisys Company;

(C)amend the certificate of incorporation or by-laws or similar governance documents of any Latisys Company;

(D)mortgage, pledge or knowingly subject to any Lien, any of the Real Property or Assets (whether tangible or intangible) of any Latisys Company, except for Permitted Liens and Liens under the Credit Facilities that will be released at or in connection with the Closing;

(E)other than in the Ordinary Course of Business, and except with respect to matters addressed in subsection (G) below, acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Real Property or assets of any Latisys Company (except for the purpose of disposing of obsolete or worthless assets or to the extent such assets are replaced with like assets of equivalent value);

(F)other than in the Ordinary Course of Business, pay, discharge, cancel, settle or compromise any material debt or claim or waive or release any material right of any Latisys Company;

(G)enter into any commitment for capital expenditures of any Latisys Company in excess of $1,000,000 for any individual project, other than (i) as contemplated by the Latisys Companies’ current budget or (ii) related to Contracts with customers;

(H)enter into, modify or terminate any labor or collective bargaining agreement of any Latisys Company or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(I)cause or allow any Latisys Company to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person, or enter into any joint venture;

(J)excluding any Company Closing Bonuses, increase the compensation of any employee of a Latisys Company, make any material change in employee benefits or other compensation arrangements affecting any employee of a Latisys Company, or institute any new (or modify any existing) severance or termination pay practices affecting any director, officer or employee of a Latisys Company, provided that the foregoing restrictions shall not apply to performance bonuses relating to the 2014 calendar year, to the extent accrued in the Closing Working Capital and provided further that the foregoing restrictions shall only apply between the date of this Agreement and the thirtieth (30th) day after the date of this Agreement, it being understood and agreed that if the Closing has not occurred as of such thirtieth (30th) day, the Latisys Companies shall thereafter be entitled to take any of the foregoing actions in the Ordinary Course of Business without the Purchaser’s consent;

(K)except as required by GAAP or by applicable Law, change any of the material accounting principles or practices used by the Latisys Companies;

(L)(1) except with respect to Material Contracts with customers in the Ordinary Course of Business, enter into or amend any Material Contract or (2) terminate, breach, or waive any material right under, any Material Contract;

(M)make any settlement of or compromise any material Tax liability, file any amendment to any Tax Return, change in any material respect any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(N)other than Ordinary Course of Business borrowings under the Credit Facilities, incur or assume any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person or make any loans, advances or capital contributions to, or investments in, any Person, including among the Latisys Companies;

(O)declare, set aside, make or pay any dividend or other distribution, payable in assets or other securities, property or otherwise, with respect to any equity interests of any Latisys Company; or

(P)agree to do anything prohibited by this Section 7.2.

7.3Regulatory Approvals.

(a)Purchaser, Seller and each of the Companies, as necessary, shall (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act (and shall seek early termination of the applicable waiting period thereunder) or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within four (4) Business Days after the date of this Agreement in the case of all filings required under the HSR Act, (ii) comply at the earliest practicable date with any request under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws, Orders or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the FTC, the Antitrust Division of the United States Department of Justice or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction.  Each such party shall use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement.  Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction.  Purchaser shall pay all filing fees related to the filings under the HSR Act.

(b)Without limiting the foregoing, (i) the Companies, Seller, Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Body not to consummate the transactions contemplated hereby, except with the prior written consent of the other Parties, and (ii) Purchaser agrees to take all actions that are necessary or reasonably advisable or as may be required by any Governmental Body to expeditiously consummate the transactions contemplated by this Agreement, including (A) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of, any entities, assets or facilities of any Latisys Company after the Closing or any entity, facility or asset of Purchaser or its Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations (other than terminations that would result in a material liability resulting from a breach of a contractual obligation to a third party) and (C) amending, assigning or terminating existing licenses or other agreements (other than terminations that would result in a material liability resulting from a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements.

(c)In the event any Legal Proceeding or investigation by any Governmental Body or other Person is commenced, under the Antitrust Laws or otherwise, that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto will cooperate and use commercially reasonable efforts to defend against such Legal Proceeding or investigation and, if an Order is issued in any such Legal Proceeding, will use commercially reasonable efforts to have such Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(d)Purchaser shall promptly reimburse Seller and the Companies for any costs or expenses incurred by them in connection with any inquiries by, or negotiations with, a Governmental Body or any Legal Proceedings regarding any necessary approvals under the Antitrust Laws, including without limitation costs and expenses related to a “second request” under the Antitrust Laws.

7.4Further Assurances.  Purchaser, Seller and each of the Companies shall use its commercially reasonable efforts to (i) take all actions necessary to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

7.5Confidentiality.  Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement between Purchaser and Seller dated October 6, 2014 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.  Following the Closing, Seller shall not, and shall cause its Affiliates not to, disclose any of the confidential information of the Latisys Companies.

7.6D&O Protections.

(a)From and after the Closing Date, the Latisys Companies shall honor all existing obligations to reimburse, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers or employees of any Latisys Company (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such, or taken at the request of a Latisys Company, at any time prior to the Closing Date.  Purchaser agrees that all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or by-laws or comparable organizational documents of any Latisys Company as now in effect, and any indemnification agreements or arrangements of each Latisys Company shall survive the Closing Date and shall continue in full force and effect in accordance with their terms.  Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law.

(b)From and after the Closing Date, the Latisys Companies shall cause the certificate of incorporation and by-laws or comparable organizational documents of the Latisys Companies to not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees.

(c)For six years following the Closing Date, Purchaser shall maintain in effect insurance sufficient to cover the current directors’ and officers’ liability for acts or omissions occurring prior to the Closing with respect to those persons who are currently covered by any Latisys Companies’ directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to the Latisys Companies’ directors and officers currently covered by such insurance than those of such policy in effect on the date hereof.

(d)The provisions of this Section 7.6:  (i) are for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.  The D&O Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6.

(e)In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser shall assume all of the obligations thereof set forth in this Section 7.6.

(f)The obligations of Purchaser under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 7.6 applies without the consent of the affected D&O Indemnitee.

7.7Public Announcements.  Between the date of this Agreement and the Closing Date, except to the extent required by Law or the rules of the NYSE, none of the Companies, Purchaser, or Seller shall issue, or cause to be issued, any press release or public announcement of any kind concerning the transactions contemplated hereby without the consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); and in the event any such press release, public announcement or other disclosure is required by Law or the rules of the NYSE, the parties will consult prior to the making thereof and use their best efforts to agree upon a mutually satisfactory text.

7.8Access and Information.

(a)From the date of this Agreement until the Closing, subject to Section 7.1 and to reasonable rules, regulations and policies of Seller and any applicable Laws, Seller shall (i) afford Purchaser and its representatives reasonable access, during regular business hours and upon reasonable advance notice to Seller, to the Latisys Companies and to the employees reasonably requested by Purchaser or as specified by Seller in connection with each such visit; provided, however, access to such employees will only be available upon reasonable notice to Seller to the attention of both Peter Stevenson and Douglas Butler and at such times and places as they shall determine in their reasonable discretion.  Any access shall be conducted (i) under the supervision of Seller’s or its Affiliate’s personnel, (ii) subject to all of the standard protocols and procedures of the Latisys Companies, including the requirement that visitors be escorted at all times, (iii) subject to any additional procedures required by any landlord, and (iv) in such a manner as does not unreasonably interfere with the normal operations of the Latisys Companies.  All such access shall be at the risk of Purchaser and its representatives and agents, and in connection therewith, Purchaser hereby agrees to indemnify and hold harmless Seller Indemnified Parties with respect to any Losses resulting from or arising out of such access.

(b)Following the Closing and until any applicable statute of limitations (including periods of waiver) has run, Purchaser agrees to retain all Books and Records in existence on the Closing Date and to grant to Seller and its representatives during regular business hours and upon reasonable advance notice to Purchaser, the right, at the expense of Seller, (i) to inspect and copy the Books and Records and (ii) to have personnel of Purchaser made available to them or to otherwise cooperate to the extent reasonably requested by Seller, including in connection with (A) preparing and filing Tax returns and/or any Tax inquiry, audit, investigation or dispute, or (B) any litigation, audit, dispute, claim or investigation.  No Books and Records shall be destroyed by Purchaser without first advising Seller in writing and giving Seller a reasonable opportunity to obtain possession thereof at Seller’s expense.

7.9Tax Matters.

(a)Preparation and Filing of Tax Returns.

(i)Between the date hereof and the Closing Date, the Seller shall prepare or cause to be prepared on a timely basis and in a manner consistent with past practice and file or cause to be filed on a timely basis all Tax Returns for the Companies for taxable periods that are required to be filed on or before the Closing Date.  With respect to consolidated, unitary, combined or similar Tax Returns (the “Consolidated Tax Returns”) that include the Latisys Companies for the period through the Closing Date, and with respect to any other Tax Returns for a Latisys Company for any period that ends prior to the Closing Date and that is not described in the preceding sentence, the Seller shall prepare on a timely basis and in a manner consistent with past practice such Tax Returns and, to extent required by the Code and the Treasury Regulations, include the income of the Latisys Companies that is allocable to the taxable period that is deemed to end as of Closing, and such Tax Returns shall be executed and filed by Seller if the filing date is on or before the Closing Date and executed by Purchaser if the filing date is after the Closing Date.

(ii)Except as provided in Section 7.9(a)(i), Purchaser shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns with respect to the Latisys Companies that are not described in Section 7.9(a)(i) as being prepared and filed by the Latisys Companies or the Seller, as applicable.

(iii)With respect to any Tax Return required to be prepared or caused to be prepared by the Seller or Purchaser pursuant to Section 7.9(a)(i) and (ii) with respect to the Latisys Companies (such party, the “Filing Party”) and as to which either Seller is the Filing Party or an amount of Tax is allocable to Seller, the Filing Party shall provide the party that is not the Filing Party (the “Non-Filing Party”) with a draft of such completed Tax Return or in the case of a Consolidated Tax Return, a pro forma Tax Return for the Latisys Companies (prepared on a separate company basis) and a statement certifying and setting forth the calculation of the amount of Tax shown on such Tax Return or Consolidated Tax Return that is allocable to such Non-Filing Party, together with appropriate supporting information and schedules at least thirty (30) Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return or Consolidated Tax Return, as the case may be, and such Non-Filing Party shall have the right to review and comment on such Tax Return or Consolidated Tax Return and statement, as the case may be, prior to the filing of such Tax Return or Consolidated Tax Return and shall provide to the Filing Party written notice of any objections it has with respect to such Tax Return or Consolidated Tax Return (a “Tax Dispute”) no later than fifteen (15) Business Days prior to the date when such Tax Return or Consolidated Tax Return must be filed.  In the event of any such objections the parties shall in good faith attempt to resolve such dispute for a period of five (5) Business Days following the date on which the Filing Party was notified of the Tax Dispute; provided, that if such dispute is not settled by such date (the “Tax Dispute Date”) the parties shall submit all such disputed matters to the Accounting Firm, within one (1) Business Day after the Tax Dispute Date.  The decision by the Accounting Firm shall be final and binding on the parties with respect to how any such Tax Return or Consolidated Tax Return should be filed.  Notwithstanding anything in this Agreement to the contrary, the fees and expenses relating to the Accounting Firm pursuant to this Section 7.9(a)(iii) shall be paid one-half by Purchaser and one-half by the Seller.

(iv)The Purchaser shall not make any election under Code Section 338 (or any similar provision under state, local, or foreign law) with respect to the acquisition of the Companies and their Affiliates.

(b)Tax Refunds.

(i)Subject to paragraph (ii), below, rights and benefits relating to all credits or refunds of Tax liabilities of the Latisys Companies no matter how secured (including credits for overpayment of estimated Taxes) arising from or relating to any taxable period (or portion thereof) ending on or prior to the Closing Date shall remain with and be for the benefit of the Seller, and Purchaser shall pay to the Seller within five (5) days of receipt by Purchaser, any Latisys Company or any Affiliate of any of the foregoing the amount of any such Tax refund or credit against Taxes plus any overpayment interest accruing from the date the corresponding Tax liability was paid but only to the extent that such refund or credit was not reflected on the Closing Statement.  Upon a reasonable request from the Seller, Purchaser shall cooperate, and cause the Latisys Companies to cooperate, in filing amended Tax Returns to obtain a refund or credit that the Seller is entitled to pursuant to this Section 7.9(b), provided that Purchaser shall not be required to file a request for any refund of Taxes (or any amended Tax Return) if such refund could reasonably be expected to materially adversely affect the Purchaser, or any Latisys Company (or any of their respective Affiliates) in any Tax period commencing on or after the Closing Date.

(ii)Notwithstanding any provision in this Agreement to the contrary, Purchaser and Seller agree that the Companies may carry back any post-closing net operating loss, post-closing loss from operations or any other post-closing Tax attribute of the Companies to any taxable year that ends on or prior to the Closing Date and Purchaser shall be entitled to receive any refund of Taxes resulting from the carry back of such post-closing Tax attributes; provided, however, that Purchaser must first agree that it will indemnify and hold harmless the Seller against any Damages or liabilities for Taxes and expenses related thereto that are attributable to, or result or arise from, any such carry back.

(c)Consolidated Tax Return Claims.  Notwithstanding any other provision in this Agreement to the contrary, the Seller and its Affiliates shall control the conduct of any notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim involving a Consolidated Tax Return for periods on or before, and including the Closing Date, that includes the Latisys Companies, and the Seller shall have sole discretion in administering any such claims including the right to settle such claims, provided that Purchaser has consented to the terms of such settlement, which consent shall not be unreasonably withheld, conditioned or delayed.  Seller shall keep Purchaser fully informed of the events that occur in any such proceeding.  The Purchaser and its Affiliates shall control the conduct of any notice of deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim involving a Consolidated Tax Return for periods beginning after the Closing Date, that includes the Latisys Companies, and the Purchaser shall have sole discretion in administering any such claims including the right to settle such claims, except that Purchaser shall not settle any such claim for which Seller may be responsible in whole or in part under applicable law or under this Agreement without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall keep Seller fully informed of the events that occur in any such proceeding if the proceeding could result in liability for Seller under applicable Law or under this Agreement.

(d)Cooperation and Controversies.  The Purchaser and the Seller shall reasonably cooperate, and shall cause their respective Affiliates, agents, auditors, representatives, officers and employees reasonably to cooperate, in preparing and filing all Tax Returns (including amended returns and claims for refund), including maintaining and making available to each other all records necessary in connection with Taxes and with respect to any claim with respect to the Taxes of the Latisys Companies, which cooperation shall include but not be limited to (i) providing all relevant information that is available to Purchaser, Seller and/or the Latisys Companies, as the case may be, with respect to such Tax claim; (ii) making personnel available at reasonable times; and (iii) preparation of responses to requests for information; provided, that the foregoing shall be done in a manner so as to not unreasonably interfere with the conduct of business by Purchaser, Seller, the Latisys Companies or any of their Affiliates, as the case may be.  None of Purchaser, Seller, the Latisys Companies or any of their Affiliates shall dispose of any Tax Returns, Tax schedules, material Tax work-papers or any material books or records with respect to the Latisys Companies unless it first offers in writing to the other party the right to take possession of such materials at such other party’s sole expense and the other party fails to accept such offer within fifteen (15) days of the offer being made.  Any information obtained under this Section 7.9(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims with respect to any Tax.

(e)Seller Obligations.  Except to the extent that any liability for Taxes is specifically taken into account in determining Net Working Capital, the Seller shall be responsible for and pay, and shall indemnify and hold harmless Purchaser and the Latisys Companies with respect to (i) any and all Taxes imposed on the Latisys Companies, or for which the Latisys Companies are liable with respect to any periods ending on or before the Closing Date and the Pre-Closing Tax Period with respect to any Straddle Period, and (ii) all Taxes arising out of a breach of the representations, warranties or covenants contained in Article IV and Article V, and (iii) any reasonable costs or expenses with respect to Taxes indemnified hereunder.  Any claims for Damages relating to the foregoing indemnity shall be governed by Section 10.3 through Section 10.8 of this Agreement and any related Tax controversies shall be subject to the provisions of Section 7.9(c) and Section 7.9(d), and, for purposes of Section 10.6 of this Agreement this Section 7.9(e) shall expire on the third anniversary of the Closing Date.

(f)Purchaser Obligations.  Except as otherwise provided in this Section 7.9, from and after the Closing Date, Purchaser and the Latisys Companies shall be solely responsible for the payment or discharge of all Taxes imposed on the Latisys Companies for (i) all periods beginning after the Closing Date and the Post-Closing Tax Period with respect to any Straddle Period, and (ii) any costs or expenses with respect to Taxes indemnified hereunder.  Purchaser shall indemnify, defend and hold the Seller and its Affiliates harmless from any and all Taxes that are Purchaser’s responsibility pursuant to the immediately preceding sentence.  Any claims for Damages relating to the foregoing indemnity shall be governed by Section 10.3 through Section 10.8 of this Agreement and any related Tax controversies shall be subject to the provisions of Section 7.9(c) and Section 7.9(d), and, for purposes of Section 10.6 of this Agreement this Section 7.9(f) shall expire on the third anniversary of the Closing Date.

(g)Straddle Periods.  For purposes of this Agreement, Taxes for a Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) shall be apportioned to the portion of the Straddle Period that ends on the Closing Date (the “Pre-Closing Tax Period”) and the portion that ends after the Closing Date (the “Post-Closing Tax Period”) using the following conventions:  (A) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount apportioned to a Pre-Closing Tax Period  shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period and the balance of such Taxes shall be apportioned to the Post-Closing Tax Period; and (B) in the case of all other Taxes (including income Taxes, employment Taxes, and sales and use Taxes) the amount apportioned to the Pre-Closing Tax Period shall be determined as if the Company had filed a separate Return with respect to such Taxes for the portion of the Straddle Period ending on the end of the day on the Closing Date using a closing of the books methodology, and the balance of such Taxes shall be apportioned to the Post-Closing Tax Period.  For purposes of clause (B), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be apportioned to the Pre-Closing Tax Period based on the relative number of days in such portion of the Straddle Period as compared to the number of days in the entire Straddle Period and the balance of such items shall be apportioned to the Post-Closing Tax Period.

(h)Except as required by Law, without the prior written consent of Seller, none of Purchaser, any Latisys Company, or any Affiliate of Purchaser shall file any amended Tax Return with respect to an taxable period ending on or before the Closing Date that would be reasonably likely to cause a materially adverse effect to the Seller, unless Purchaser indemnifies and holds Seller harmless from and against any potential adverse Tax effect.

7.10Acquisition Proposals.

(a)From the date of this Agreement through the earlier of the termination of this Agreement pursuant to Article IX and the Closing, as applicable, Seller shall not and shall cause each of the Latisys Companies and its and their representatives not to, directly or indirectly (except with respect to Purchaser and its Affiliates), solicit or invite any inquiries, proposals or indications of interest, or enter into any discussions, negotiations, understandings, arrangements or contracts relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the Latisys Companies or their respective businesses or assets or the Shares.

(b)From the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article IX, as applicable, Seller shall not, and shall cause the Latisys Companies and representatives to, cease and terminate immediately any existing discussions or negotiations with respect to or in furtherance of any transaction described in clause (a) above.

7.11No Other Representations or Warranties.  Purchaser acknowledges and agrees that (a) the Companies and Seller are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Companies in Article IV (as qualified by the Disclosure Schedules hereto), those expressly given by Seller in Article V (as qualified by the Disclosure Schedules hereto) and those expressly given by any Company or Seller, as applicable, in any of the Company Documents and Seller Documents, and (b) except for the representations and warranties contained in such provisions of this Agreement and in any of the Company Documents and Seller Documents, the Assets and the business of the Latisys Companies are being transferred on a “where is” and, as to condition, “as is” basis.  Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of the Companies set forth in Article IV (as qualified by the Disclosure Schedules hereto), the representations and warranties of Seller set forth in Article V (as qualified by the Disclosure Schedules hereto) and the representations and warranties of the Companies or Seller, as applicable, in any of the Company Documents and Seller Documents.  Purchaser acknowledges and agrees that none of the Latisys Companies, nor Seller or any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Latisys Companies, or the transactions contemplated by this Agreement not expressly set forth within this Agreement, any Company Document or any Seller Document, and Purchaser is not relying on anything other than the express provisions of this Agreement, the Company Documents and the Seller Documents in entering into this Agreement.  None of the Latisys Companies, nor Seller, any of their respective Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting solely from the distribution to Purchaser or its representatives of or Purchaser’s use of, any such information, including any confidential memoranda distributed on behalf of Seller or the Companies relating to the Latisys Companies or other publications, representations, warranties, forecasts, statements or information, including any information provided in a “data room”, “management presentation”, “break-out session” or otherwise to Purchaser or its Affiliates or representatives, or any other document or information in any form provided to Purchaser or its representatives in connection with the Share Sale and the other transactions contemplated hereby.  Purchaser acknowledges and agrees that the representations and warranties made by the Companies and Seller in this Agreement (as qualified by the Disclosure Schedules), the Company Documents and the Seller Documents supersede, replace and nullify in every respect all other information, whether written or oral, made available to Purchaser, its Affiliates or its representatives. No Person is asserting the truth of any representation or warranty set forth in this Agreement, any Company Document or any Seller Document; rather the parties have agreed that should any representations and warranties of any party prove untrue, the other party shall, subject to Article X of this Agreement, have the specific rights and remedies herein specified as the exclusive remedy therefor (except as provided under Section 10.7), but (except as provided under Section 10.7) that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any party hereto as a result of the untruth of any such representation and warranty.

7.12Financing.

(a)(i) Subject to the terms and conditions of this Agreement, Purchaser shall use its reasonable best efforts to obtain the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Commitment Letter pursuant to the terms thereof and satisfy the conditions to the Debt Financing as described in the Debt Commitment Letter (including, without limitation, the repayment of any indebtedness to the extent such repayment is a condition to the Debt Financing) and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Debt Commitment Letter if such termination, amendment, modification, waiver or replacement (A) reduces (or could have the effect of reducing) the aggregate amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 6.6 shall be true and correct) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Debt Financing, or otherwise expands, amends or modifies any other provision of the Debt Commitment Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or (y) adversely impact the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the definitive agreements with respect thereto; provided that Purchaser may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof provided that such addition does not have the effect set forth in subclauses (A) or (B) of this sentence.  Purchaser shall promptly deliver to Seller copies of any such termination, amendment, modification, waiver or replacement.

(ii)Purchaser shall use its reasonable best efforts (A) to maintain in effect the Debt Commitment Letter, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter with, subject to the restrictions contained in Section 7.12(a)(i), the conditions to funding contained in the Debt Commitment Letter and on the terms (including the flex provisions) contained in the Debt Commitment Letter (or on terms acceptable to Purchaser and the Financing Sources that do not affect such conditions and will not impair the Closing), (C) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions to receipt of the Debt Financing at the Closing set forth therein that are within its control (other than any condition where the failure to be so satisfied is a direct result of Seller’s failure to furnish information described in Section 7.12(b)) and, upon satisfaction of the conditions set forth in the Debt Commitment Letter, to consummate the Debt Financing at or prior to the Closing, including using its reasonable best efforts to cause the Lenders and the other persons committing to fund the Debt Financing at the Closing no later than one (1) Business Day after the expiration of the Marketing Period, (D) to enforce its rights under the Debt Commitment Letter and (E) to comply with its obligations under the Debt Commitment Letter.  Purchaser shall keep Seller informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to Seller copies of drafts and definitive agreements for the Debt Financing.  Without limiting the generality of the foregoing, Purchaser shall give Seller prompt notice (x) of any breach or default by any party to any of the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Purchaser becomes aware, (y) of the receipt of any written notice or other written communication from any Financing Source with respect to any (1) actual breach, default, termination or repudiation by any party to any of the Debt Commitment Letter or definitive agreements related to the Debt Financing of any provisions of the Debt Commitment Letter or definitive agreements related to the Debt Financing or (2) material dispute or disagreement relating to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing, and (z) if at any time for any reason Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or definitive agreements related to the Debt Financing or no later than one (1) Business Day after the expiration of the Marketing Period.  As soon as reasonably practicable, after the date Seller delivers to Purchaser a written request, Purchaser shall provide information reasonably requested by Seller relating to the circumstances referred to in clause (x), (y) or (z) of the immediately preceding sentence.  If any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Purchase Price and all fees, expenses and other amounts contemplated to be paid by Purchaser pursuant to this Agreement, Purchaser shall use its reasonable best efforts to arrange and obtain in replacement thereof, as promptly as reasonably practicable, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement with terms and conditions not materially less favorable to Purchaser (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, and no later than one (1) Business Day after the expiration of the Marketing Period.  Purchaser shall promptly deliver to Seller true and complete copies of all contracts pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.  Purchaser acknowledges and agrees that the obtaining of the Debt Financing, or any alternative financing, is not a condition to Closing.  For purposes of this Section 7.12 and Section 6.6, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted by this Section 7.12 to be amended, modified or replaced and references to “Debt Commitment Letter” shall include such documents as permitted by this Section 7.12 to be amended, modified or replaced, in each case from and after such amendment, modification and replacement.

(b)Prior to the Closing Date, Seller shall cause the Latisys Companies to provide, and shall use its reasonable best efforts to cause its representatives, including legal and accounting, to provide all cooperation reasonably requested by Purchaser in connection with the Debt Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Debt Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Latisys Companies), including (i) assisting in the preparation of pro forma financial statements to be included in rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing; (ii) cooperating reasonably with the due diligence of the Financing Sources of the Debt Financing, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Companies, (iii) performing agreed upon procedures with respect to the Required Information and then obtain accountant’s comfort letter with respect to the Required Information, (iv) obtaining customary authorization letters with respect to the Required Information included in any bank information memoranda and consents of accountants to the use of their reports in any materials relating to the Available Financing (subject to releases customarily requested by such accountants), and (v) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date; provided, however, that none of the Latisys

Companies or representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Closing; and provided further that, for clarity,  any failure by the Seller or any Latisys Company to obtain any of the foregoing items from a third party despite using reasonable best efforts shall not constitute a breach of the foregoing covenant.  Purchaser shall promptly, upon request by the Seller, reimburse the Seller and the Latisys Companies, as applicable, for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Seller or the Latisys Companies in connection with the cooperation of the Seller and the Latisys Companies contemplated by this Section 7.12 and shall indemnify and hold harmless the Seller, the Latisys Companies and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information (other than information furnished by the Seller or on behalf of the Latisys Companies) used in connection therewith.   The parties to this Agreement acknowledge and agree that the Purchaser created the information listed on Exhibit D attached hereto (which shall be referred to herein as the “Required Information”) based on information that the Latisys Companies provided to the Purchaser in good faith, it being understood and agreed that neither any Latisys Company nor Seller is making any representation and warranty hereunder or in any other Company Document about the Required Information or the information from which the Required Information is derived; provided that the foregoing disclaimer does not diminish or modify the representations and warranties contained in Section 4.6.  If the Closing occurs after February 15, 2015, the Seller shall provide the Purchaser with the information necessary to update the Required Information through December 31, 2014.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1Conditions Precedent to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)The representations and warranties of the Companies contained in Article IV of this Agreement and in the Company Documents and of Seller contained in Article V of this Agreement and in the Seller Documents shall (i) in the case of all representations of the Companies and the Seller other than the Fundamental Representations, be true and correct as of the Closing Date (except to the extent made with reference to an earlier date, in which case as of such earlier date) except where the failure of any such representations or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) would not have a Material Adverse Effect as of the Closing Date (or express earlier date) and (ii) in the case of Fundamental Representations, be true and correct in all respects as of the Closing Date, except for de minimis inaccuracies (except to the extent made with reference to an earlier date, in which case as of such earlier date except for de minimis inaccuracies);

(b)Seller and each Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)Seller shall have delivered to Purchaser an Officer’s Certificate of Seller certifying that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been met;

(d)there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no action shall have been taken nor any Law enacted by any Governmental Body that makes the consummation of the transaction contemplated hereby illegal;

(e)the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(f)the Companies or Seller shall have made, or caused to have been made, the deliveries contemplated by Section 3.2;

(g)the Payoff Letters shall have been executed and delivered to Purchaser;

(h)each Company shall have either (i) delivered to Purchaser a properly executed statement satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) or (ii) caused Seller to have executed and delivered to Purchaser a certificate of non-foreign status satisfying the requirements of Treasury Regulation Section 1.1445-2(b);

(i)Seller has delivered to Purchaser such estoppel certificates with respect to the Real Property Leases set forth on Schedule 4.18(b) and (c) in each case substantially similar in substance to the form attached hereto as Exhibit C or, with respect to such Real Property Leases that are marked with an asterisk (*) on such Schedules,  in such form and substance as the applicable landlord under each such Real Property Lease is required by such Real Property Lease to deliver;

(j)Seller shall have delivered to Purchaser resignations of the directors, managers, and officers (for clarity, only in their capacities as such), as applicable, of each Latisys Company;

(k)Seller shall have delivered to Purchaser good standing certificates for each Latisys Company and the Seller from its jurisdiction of formation dated within three (3) Business Days of the Closing Date;

(l)Seller shall have delivered to Purchaser (A) evidence of the removal of the Latisys Companies’ bank account signatories and the replacement of such signatories effective as of the Closing with individuals to be designated by Purchaser no less than five (5) Business Days prior to the Closing Date, (B) bank statement and check register for the bank accounts setting forth all outstanding checks drawn that have not cleared, and (C) sufficient funds to cover such outstanding checks;

(m)Seller shall have delivered to Purchaser evidence of the termination of all Liens on any assets or any capital stock (or other comparable equity interests) of the Latisys Companies, other than Permitted Liens not securing Company Indebtedness;

(n)the Consents identified on Schedule 4.3 shall have been executed and delivered to Purchaser (other than with respect to the Credit Facilities); and

(o)since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

If the Closing occurs, all Closing conditions set forth in this Section 8.1 that have not been fully satisfied as of the Closing shall be deemed to have been waived by the Purchaser.

8.2Conditions Precedent to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a)The representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date (except to the extent made with reference to an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the Closing Date (or express earlier date) would not have a material and adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby;

(b)Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c)Purchaser shall have delivered to Seller an Officer’s Certificate of Purchaser certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been met;

(d)there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no action shall have been taken nor any Law enacted by any Governmental Body that makes the consummation of the transactions contemplated hereby illegal;

(e)the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted; and

(f)Purchaser shall have made, or caused to have been made, the deliveries contemplated by Section 3.3.

If the Closing occurs, all Closing conditions set forth in this Section 8.2 that have not been fully satisfied as of the Closing shall be deemed to have been waived by the Seller.

ARTICLE IX

TERMINATION

9.1Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a)at the election of Seller on or after March 31, 2015, if the Closing shall not have occurred by the close of business on such date, provided that Seller is not then in material default of any of its obligations hereunder;

(b)at the election of Purchaser on or after May 1, 2015, if the Closing shall not have occurred by the close of business of such date, provided that Purchaser is not then in material default of any of its obligations hereunder;

(c)by mutual written consent of Seller and Purchaser;

(d)by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination that is not nonappealable (and pursue such appeal with reasonable diligence);

(e)by Purchaser, if there has been a violation or breach by any Company or Seller of any covenant, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of Purchaser at the Closing not to be satisfied, and such violation or breach has not been waived by Purchaser or cured in all material respects by such Company or Seller within forty-five (45) days after receipt by Seller of written notice thereof from Purchaser; provided that the failure to deliver the certificates representing the Shares at the Closing as required hereunder shall not be subject to cure hereunder;

(f)by Seller, if there has been a violation or breach by Purchaser of any covenant, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of Seller and the Companies at the Closing not to be satisfied, and such violation or breach has not been waived by Seller or cured in all material respects by Purchaser within forty-five (45) days after receipt by Purchaser of written notice thereof from Seller; provided, that neither a breach by Purchaser of Section 6.6 hereof nor the failure to deliver the Estimated Purchase Price at the Closing as required hereunder shall be subject to cure hereunder.

9.2Procedure Upon Termination.  In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 9.1 hereof, the terminating party shall forthwith deliver notice thereof to the other party or parties, and this Agreement shall terminate, and the Share Sale contemplated hereunder shall be abandoned, without further action by Purchaser or Seller.

9.3Effect of Termination.  In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, Seller and the Latisys Companies provided, that no such termination shall relieve any party hereto from liability for any breach of this Agreement and, provided, further, that the obligations of the parties set forth in Sections 7.5 and 7.7 and Article X hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE X

INDEMNIFICATION

10.1Indemnification of Purchaser.

(a)The Seller shall, after the Closing Date, indemnify, defend and hold harmless Purchaser, the Latisys Companies and the Latisys Companies’ officers, directors, agents and representatives, and each Affiliate of Purchaser or the Latisys Companies (each hereinafter referred to individually as a “Purchaser Indemnified Person” and collectively as “Purchaser Indemnified Persons”), from and against, any and all claims, demands, suits, actions, causes of action, losses, costs, damages, liabilities and out-of-pocket expenses suffered, incurred or paid, including reasonable attorneys’ fees, but specifically excluding punitive and exemplary damages except to the extent that punitive or exemplary damages  are included and awarded in a Third-Party Claim (hereinafter collectively referred to as “Damages”), arising out of or resulting from an inaccuracy in, breach of, default in, or failure to perform, any of the representations, warranties or covenants given or made by the Companies or Seller in this Agreement or in any Company Document or Seller Document (giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein for purposes of determining whether a breach has occurred but not for purposes of determining the amount of Damages) (collectively, “Company Breaches”).  No Purchaser Indemnified Person will be entitled to be indemnified pursuant to this Section 10.1 for any liability or Company Indebtedness to the extent such liability or Company Indebtedness is reflected in the Company Indebtedness, Company Transaction Expenses or Closing Working Capital and used to determine the Adjusted Purchase Price.

(b)Any claim for indemnification made by a Purchaser Indemnified Person under this Section 10.1 must be raised in a writing delivered to Seller by no later than the applicable Survival Date and, if raised by such date, such claim shall survive such Survival Date, and the relevant representation, warranty, covenant or agreement shall survive as to such claim, until final resolution thereof without the requirement of commencing any action in order to extend such Survival Date or preserve such claim.

(c)The aggregate liability on account of Company Breaches pursuant to this Section 10.1 shall be limited to the Indemnity Escrow Amount (the “Cap”).  The indemnification provided for in this Section 10.1 shall not apply unless and until the aggregate Damages so determined to be due for which one or more Purchaser Indemnified Persons seeks or has sought indemnification hereunder exceeds a cumulative aggregate amount of $3,375,000 (the “Basket”), in which event the Purchaser Indemnified Persons shall, subject to the Cap and the other limitations herein, be indemnified for all such Damages in excess of the Basket; provided that in no event shall Seller be liable for indemnification to Purchaser Indemnified Persons under this Section 10.1 with respect to any Company Breach or Company Breaches arising out of a single course of conduct or related set of facts, events or circumstances where the Damages relating thereto are less than $50,000 (the “Pre-Basket Amount”), it being understood that any such claims for amounts less than the Pre-Basket Amount shall be ignored for purposes of determining whether the Basket has been exceeded and thereafter.  The Basket and Pre-Basket Amount shall not apply to any claims by any Purchaser Indemnified Person based on Company Breaches of Fundamental Representations or breaches of covenants, and therefore any claims based on Fundamental Representations or breaches of covenants shall be ignored for purposes of determining if the Basket has been exceeded.  Notwithstanding the foregoing sentence of this Section 10.1(c), costs of investigation and attorneys’ fees incurred in prosecuting the claim shall not count towards achieving the Basket but shall count as Damages once such threshold has been achieved and the breach proven.  The Cap shall not apply to any claims by any Purchaser Indemnified Person based on Company Breaches of Fundamental Representations or willful breaches of covenants, provided that in no event shall Seller be obligated to indemnify the Purchaser Indemnified Persons with respect to Fundamental Representations for Damages in excess of the amount of the Purchase Price actually received by Seller.

(d)The amount to which a Purchaser Indemnified Person may become entitled under this Article X shall be (i) net of the amount of any net reduction in Tax liability actually realized by the Purchaser Indemnified Person in the year that the Damages are incurred (calculated on a “with” and “without” basis), (ii) net of any amount actually recovered (whether by way of payment, discount, credit, off-set, counterclaim or otherwise) from a third party (including any insurer) less any cost associated with receiving such recovery in respect of a Claim and any increase in premium resulting therefrom, (iii) net of any reserves established on the Latisys Companies’ closing balance sheet or liabilities that in either case are taken into account in the calculation of Closing Working Capital and (iv) determined without duplication of recovery by reason of the state of facts giving rise to such Damages constituting a breach of more than one representation, warranty, covenant or agreement.  To the extent that insurance, “pass-through” warranty coverage from a manufacturer or vendor or other form of recovery or reimbursement from a third party is available to any Purchaser Indemnified Person to cover any item for which indemnification may be sought hereunder, Purchaser will, or will cause Purchaser Indemnified Person to, on a timely and expeditious basis, use commercially reasonable efforts to effect recovery under applicable insurance policies and warranties and otherwise pursue to conclusion available remedies or causes of action to recover the amount of its claim as may be available from such other party.  To the extent a Purchaser Indemnified Person is indemnified and paid the full amount of any claim, Purchaser will assign, and Purchaser will cause any other Purchaser Indemnified Person to assign, to Seller, to the fullest extent allowable, its claim against such insurance, warranty coverage or third-party claim, or in the event assignment is not permissible, but Purchaser or Purchaser Indemnified Person in question is nonetheless permitted to pursue such claim on Seller’s behalf, Purchaser shall pursue, or shall cause any other Purchaser Indemnified Person to pursue, such Claim, at Seller’s direction and at Seller’s cost and expense, with any recovery thereon to be transmitted promptly to Seller upon receipt.  To the extent that any Purchaser Indemnified Person has not been indemnified on account of any such claim, any Purchaser Indemnified Person may pursue recovery against such insurance or warranty coverage or third party and will be entitled to retain all recoveries made as a result of any such action.  Subject to any applicable confidentiality agreement, Seller shall have the right, at mutually agreeable times during normal business hours, after reasonable notice to Purchaser and without undue disruption to their normal business activities, to inspect the assets and properties of the Latisys Companies and to inspect and make abstracts and reproductions of all books and records of the Latisys Companies relating to any such Claims.  Subject to any applicable confidentiality agreement, Purchaser shall, and shall cause the Latisys Companies to, furnish Seller with such information respecting the assets, business and financial records of the Latisys Companies relating to any such claims as Seller may, from time to time, reasonably request.

10.2Indemnification of Seller.  Purchaser and the Companies shall, after the Closing Date, indemnify, defend and hold harmless Seller, its Affiliates and their respective officers, directors, members, agents, representatives, successors and assigns (the “Seller Indemnified Persons”), from and against any and all Damages arising out of or resulting from an inaccuracy in, breach of, default in, or failure to perform any representation, warranty or covenant made by Purchaser in this Agreement or in any of the Purchaser Documents.

10.3Notice of Claim.  As used herein, the term “Claim” means a claim for indemnification by Purchaser or any other Purchaser Indemnified Person or any Seller Indemnified Person, as the case may be, for Damages under this Article X (such Person making a Claim, an “Indemnitee”).  An Indemnitee shall give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Purchaser Indemnified Person or Seller Indemnified Person, as applicable, pursuant to written notice of such Claim executed by an officer of Purchaser or Seller, as applicable (a “Notice of Claim”), and delivered to Seller or Purchaser, as applicable (such receiving party, the “Indemnitor”), promptly after such Indemnitee becomes aware of the existence of any potential claim by such Indemnitee for indemnification under this Article X, but in any event before the applicable Survival Date, arising out of or resulting from: (a) any item indemnified pursuant to the terms of 10.1 or 10.2, or (b) the assertion, whether orally or in writing, against any Indemnitee of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against any Indemnitee (in each such case, a “Third-Party Claim”) that if successfully prosecuted, would give rise to a right hereunder on the part of the Indemnitee to be indemnified by the Indemnitor with respect thereto.  So long as such Notice of Claim is given on or prior to the applicable Survival Date, no delay on the part of an Indemnitee in giving the Indemnitor a Notice of Claim shall limit or reduce the Indemnitee’s right to indemnity hereunder, nor relieve the Indemnitor from any of its obligations under this Article X, unless (and then only to the extent that) the Indemnitor is prejudiced thereby.

10.4Defense of Third-Party Claims.

(a)Subject to the provisions hereof, the Indemnitor on behalf of the Indemnitee shall have the right to elect to defend any Third-Party Claim if the Indemnitor acknowledges in writing (within 30 days after receipt of any Notice of Claim) that, assuming the truth and accuracy of the material facts presented in the Notice of Claim, the Indemnitor is obligated to indemnify the Indemnitee against any and all Damages that may result from such Third-Party Claim; provided that any such obligations of the Indemnitor shall continue to be subject to any limitation on any Claims contained herein; provided, however, that the Indemnitor shall not have the right to assume control of the defense of any Third-Party Claim (i) to the extent that the object of such Third-Party Claim is to obtain an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnitee which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnitee, or (ii) if the named parties to any such action or proceeding (including any impleaded parties) include both the Indemnitee and the Indemnitor and the former shall have been reasonably advised in writing by counsel (with a copy to the Indemnitor) that there are one or more legal or equitable defenses available to them that are different from or additional to those available to Indemnitor.  If the Indemnitor does not give such notice within the applicable 30-day period or either proviso in this Section 10.4(a) applies, then the Indemnitee shall have the right to assume control of the defense, and the Indemnitor shall be responsible for the reasonable cost and expense thereof.  If the Indemnitor shall assume the control of the defense of the Third-Party Claim in accordance with the provisions of this Section 10.4, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement, compromise, admission or acknowledgement of the validity of such Third-Party Claim if the settlement does not unconditionally release the Indemnitee from all liabilities and obligations with respect to such Third-Party Claim or the settlement imposes injunctive or other equitable relief against the Indemnitee.  The Indemnitee may participate, at the Indemnitee’s own expense, through counsel of its own choice, in the defense of any Third-Party Claim.  Such assumption of the conduct and control of the settlement or defense shall not be deemed to be an admission or assumption of liability by the Indemnitor.

(b)If the Indemnitee shall assume the control of the defense of any Third-Party Claim in accordance with the provisions of this Section 10.4, the Indemnitee shall have the sole right to assume the defense of and settle such Third-Party Claim.  Notwithstanding the foregoing, the Indemnitor shall be entitled to participate, at its cost and expense, in the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose, and the Indemnitor shall be entitled to contest the reasonableness of any such settlement to which it does not consent.

10.5Contents of Notice of Claim.  Each Notice of Claim by an Indemnitee given pursuant to Section 10.3 shall contain, to the extent known or reasonably estimable, the following information:

(a)that Indemnitee has incurred or paid or, in good faith, believes it may have to incur or pay, Damages in an aggregate stated amount (where practicable) arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Indemnitee based on alleged facts, which if true, would give rise to liability for Damages to such Indemnitee under this Article X); and

(b)a description, in reasonable detail, of the facts, circumstances or events giving rise to the alleged Damages, including the identity and address of any third‑party claimant (to the extent reasonably available to Indemnitee).  Simultaneously with delivery of the Notice of Claim  the Indemnitee shall deliver copies of any demand or complaint covered by clause (a) of this Section 10.5, the estimated amount of Damages, the date each such item was incurred or paid, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

10.6Survival of Covenants, Representations and Warranties.  All representations and warranties and pre-Closing covenants of the Companies, Seller and Purchaser contained in this Agreement or in any Company Document, Seller Document or Purchaser Document, shall remain operative and in full force and effect until the date that is twelve (12) months after the Closing Date (the “Standard Survival Termination Date”), and all covenants of Seller and Purchaser to be performed after the Closing Date shall survive in accordance with their respective terms; provided that the representations set forth in Sections 4.1 (Organization and Good Standing), 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.5 (Subsidiaries), 5.1 (Organization and Good Standing), 5.2 (Authorization of Agreement), 5.4 (Ownership), 6.1 (Organization and Good Standing), 6.2 (Authorization of Agreement), 6.4 (Investment Intention) and 6.7 (Informed Decision) (collectively, the “Fundamental Representations”) shall survive until the third anniversary of the Closing Date (the applicable date as set forth in this sentence, the “Survival Date”).

10.7Exclusive Remedy; Source of Recovery; Mitigation.

(a)Except as contemplated by Section 2.3 and as may be required to specifically enforce post-closing covenants hereunder, after the Closing Date the indemnification rights set forth in this Article X are and shall be the sole and exclusive remedies of Purchaser, Purchaser Indemnified Persons, Seller and Seller Indemnified Persons with respect to this Agreement and the transactions contemplated hereby.  Notwithstanding anything in this Agreement to the contrary, nothing herein is intended to limit the liability of any Person for such Person’s own fraud under Delaware law.

(b)The provisions of Article X were specifically bargained for and reflected in the amounts payable to Seller in connection with the transactions contemplated hereby.

(c)Each Indemnitee shall use reasonable efforts to mitigate any Damages for which it may claim indemnification under this Article X.  To the extent any Indemnitee has been found by an arbitrator or by a court of competent jurisdiction to have failed to use reasonable efforts to mitigate such Damages, such arbitrator or court of competent jurisdiction, as the case may be, shall be permitted to reduce the applicable Indemnitor’s indemnification obligation by the portion of such Damages attributable to such failure.

(d)Within five (5) Business Days after a Final Determination (as defined below), Purchaser and Seller shall deliver to the Escrow Agent joint written instructions signed by both Purchaser and Seller (attaching a copy of such Final Determination) instructing the Escrow Agent to disburse all or a portion of the Indemnity Escrow Amount (to the extent there are funds remaining in the Indemnity Escrow Account and only up to the amount of such remaining funds) in accordance with such Final Determination, as contemplated by the Escrow Agreement.

(e)Within five (5) Business Days after a Final Determination that a Seller Indemnified Party has suffered Damages and is entitled to indemnification from Purchaser pursuant to this Article X, the amount of such Damages shall be paid by Purchaser, in cash by wire transfer of immediately available funds, to Seller.

(f)(i) Except as provided in the last sentence of Section 10.1(c), the amount of any Damages payable to the Purchaser Indemnified Persons under this Article X shall, in each case, be paid to the applicable Purchaser Indemnified Persons solely from the Indemnity Escrow Account to the extent of available funds in the Indemnity Escrow Account.

(ii)  Within one (1) Business Day after the Standard Survival Termination Date, the Purchaser and Seller shall deliver to the Escrow Agent joint written instructions signed by both Purchaser and Seller instructing the Escrow Agent to release the funds remaining in the Indemnity Escrow Account (including all earnings thereon) minus the amount, if any, of claims for indemnification under Article X, in each case properly asserted prior to such date by the Purchaser Indemnified Persons in writing in accordance with this Article X but not yet paid or resolved as of the Standard Survival Termination Date (the “Unresolved Claims”), to Seller.

(iii)  Following the Standard Survival Termination Date, to the extent that a Final Determination is reached with respect to any Unresolved Claim, within five (5) Business Days after such Final Determination, the Purchaser and Seller shall deliver to the Escrow Agent joint written instructions signed by both Purchaser and Seller instructing the Escrow Agent to release to Seller any amount reserved in the Indemnity Escrow Account with respect to such Unresolved Claim (including all earnings thereon) that is not payable to the Purchaser Indemnified Persons pursuant to such Final Determination.

(iv)  Such amount shall be released from the Indemnity Escrow Account to the Seller through wire transfer of immediately available funds to the account designated by the Seller. The amounts retained in the Indemnity Escrow Account in respect of any Unresolved Claim shall be released by the Escrow Agent upon final resolution of any Unresolved Claim in respect of which such amounts had been retained in accordance with the terms of the Escrow Agreement.

(g)For purposes of this Article X, a “Final Determination” shall exist when (i) the Indemnitor and the Indemnitee have entered into a written settlement agreement with respect to the subject matter of a Claim or a Third-Party Claim, as the case may be or (ii) a final non-appealable order has been entered by a court of competent jurisdiction with respect to the subject matter of a Claim or a Third-Party Claim.

10.8Tax Treatment of Indemnification Payments.  Purchaser and Seller agree to treat any indemnification payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, unless otherwise required by Law.

ARTICLE XI

MISCELLANEOUS

11.1Payment of Sales, Use or Similar Taxes.  All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by Purchaser.

11.2Expenses.  Whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated hereby and the consummation of the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that all Company Transaction Expenses shall be borne by Seller.

11.3Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a)The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)Notwithstanding the foregoing, each of the parties hereto agrees that it shall not, and it shall use its commercially reasonable efforts to not permit any of its Affiliates to, bring or support anyone else in bringing any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter, in any forum other than any New York State court or federal court sitting in the City of New York in the Borough of Manhattan (and appellate courts thereof).

(c)Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.6.

(d)TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.3 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.4Entire Agreement; Amendments and Waivers.  This Agreement (including the Schedules and any exhibits hereto, the Company Documents, the Seller Documents and the Purchaser Documents) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.  This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser and Seller.  No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts or choice of law provisions thereof or of any other jurisdiction that would give rise to the application of the domestic substantive law of any other jurisdiction.

11.6Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by commercial overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Companies prior to the Closing or if to Seller, to:
Latisys Holdings, LLC
c/o Great Hill Partners
One Liberty Square
Boston, Massachusetts 02109
Attn: John G. Hayes
Fax: (617) 790-9401

With copies to:
Locke Lord LLP
111 Huntington Avenue
Boston, MA 02199
Attn: Stephen O. Meredith, Esq.
Fax: (888) 325-9120

If to Purchaser, to:
Zayo Group, LLC
1805 29th Street, Suite 2050
Boulder, CO 80301
Attn: Scott Beer
Fax: (303) 226-5923

With a copy to:
Gibson, Dunn & Crutcher LLP
1801 California Street
Denver, CO 80202
Attn: Steven K. Talley
Fax: (303) 298-5907

11.7Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.8Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as contemplated by Section 7.6 and Article X; and provided that the Financing Sources shall be express third party beneficiaries and entitled to rely on Section 11.3(b) and (d).  No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void.  No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations.  Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.9No Recourse or Personal Liability.  Except as set forth in Section 10.7(a), Purchaser agrees and acknowledges, both for itself and its Affiliates, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, member of any Company, Seller, or of any Affiliate or assignee thereof, whether in their capacity as such or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, or member of any Company, Seller or any Affiliate or assignee thereof, whether in their capacity as such or otherwise, for any obligation of any Company or Seller under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

11.10Remedies.  Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that one of the parties hereto does not perform its obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breaches such provisions.  It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 9.1(e) or Section 9.1(f), the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity.  Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

11.11Retention of Counsel.  In any dispute or proceeding arising under or in connection with this Agreement following the Closing, Seller and its owners shall have the right, at their election, to retain Edwards Wildman Palmer LLP to represent them in such matter, even if such representation shall be adverse to Purchaser and/or the Companies.  Purchaser and the Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably consent to any such representation in any such matter.  Purchaser and the Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably waive any actual or potential conflict arising from any such representation in the event of: (1) any adversity between the interests of Seller and its owners on the one hand and Purchaser and the Companies on the other hand, in any such matter; and/or (2) any communication between Edwards Wildman Palmer LLP and any Company, its Affiliates or employees, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of any of the Latisys Companies prior to Closing.

11.12Protected Communication.  The parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of any Latisys Company in and to all Protected Communications shall thereupon transfer to and be vested solely in Seller and its successors in interest, and (b) any and all protections from disclosure, including, but not limited to, attorney client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by any Latisys Company shall thereupon be vested exclusively in Seller and its successors in interest and shall be exercised or waived solely as directed by Seller or its successors in interest.  None of the Latisys Companies, Purchaser or any Person acting on any of their behalf shall, without the prior written consent of Seller or its successors in interest, assert or waive or attempt to assert or waive any such protection against disclosure, including, but not limited to, the attorney-client privilege or work product protection, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in any manner, including in connection with any dispute or legal proceeding relating to or in connection with this Agreement, the events and negotiations leading to this Agreement, or any of the transactions contemplated herein, provided, however, the foregoing shall neither prohibit Purchaser from seeking proper discovery of such documents nor Seller from asserting that such documents are not discoverable to the extent that applicable attorney client privileges and work product protections have attached thereto.  Seller and its successors in interest shall have the right at any time prior to or following the Closing to remove, erase, delete, disable, copy or otherwise deal with any Protected Communications in whatever way they desire, and the Companies and Purchaser shall provide full access to all Protected Communications in their possession or within their direct or indirect control and shall provide reasonable assistance at the expense of the Person requesting such assistance in order to give full force and effect to the rights of Seller and its successors in interest hereunder.

11.13No Waiver of Privilege, Protection from Disclosure or Use.  The parties hereto understand and agree that nothing in this Agreement, including the foregoing provisions regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege or other protection from disclosure or use.  Each of the parties understands and agrees that it has undertaken reasonable efforts to prevent the disclosure of Protected Communications.  Notwithstanding those efforts, the parties understand and agree that the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure.  The parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, including, but not limited to, with respect to information involving or concerning the same subject matter as the disclosed information.  The parties agree to use reasonable best efforts to return any inadvertently disclosed information to the disclosing party promptly upon becoming aware of its existence.  The parties further agree that promptly after the return of any inadvertently disclosed information, the party returning such information shall destroy any and all copies, summaries, descriptions and/or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions or notes.

11.14Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.15Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER:
ZAYO GROUP, LLC
By:	/s/
Name: Scott E. Beer
Title: General Counsel & Secretary

SELLER:
LATISYS HOLDINGS, LLC
By:	/s/
Name: Peter K. Stevenson
Title: President and Chief Executive Officer

COMPANIES:
LATISYS-CHICAGO HOLDINGS CORP.
By:	/s/
Name: Peter K. Stevenson
Title: President and Chief Executive Officer

LATISYS HOLDINGS CORP.
By:	/s/
Name: Peter K. Stevenson
Title: President and Chief Executive Officer

LATISYS-ASHBURN HOLDINGS CORP.
By:	/s/
Name: Peter K. Stevenson
Title: President and Chief Executive Officer

[Signature Page to Stock Purchase Agreement]